As filed with the Securities and Exchange Commission on ___________, 2000
                                                    Registration No. [___-_____]
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ----------------------------

                                    FORM SB-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                          ----------------------------

                                  Corzon, Inc.
                                  ------------
             (Exact Name of Registrant as Specified in its Charter)


            Texas                       4813                    76-0406417
            -----                       ----                    ----------
      (State or Other             (Primary Standard          (I.R.S. Employer
      Jurisdiction of         Industrial Classification   Identification Number)
Incorporation or Organization)       Code Number)

                        ---------------------------------

                          1087 Broad Street, Suite 402
                          Bridgeport, Connecticut 06604
                                 (203) 333-6389
                           (203) 333-1455 (facsimile)
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                          ----------------------------

                                Lawrence Shatsoff
                             Chief Executive Officer
                                  Corzon, Inc.
                          1087 Broad Street, Suite 402
                          Bridgeport, Connecticut 06604
                                 (203) 333-6389
                           (203) 333-1455 (facsimile)
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                              of Agent for Service)

                          ----------------------------

                                   Copies to:

                             Wade H. Stribling, Esq.
                            David A. Wisniewski, Esq.
                   Nelson Mullins Riley & Scarborough, L.L.P.
                          First Union Plaza, Suite 1400
                           999 Peachtree Street, N.E.
                             Atlanta, Georgia 30309
                                 (404) 817-6000
                           (404) 817-6050 (facsimile)

                          ----------------------------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

     If this form is filed to register additional securities for any offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering.              [ ]__________________

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                     [ ]__________________

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                     [ ]__________________

     If delivery of the prospectus is expected to be made pursuant to Rule 434,
check the following box.                                   [ ]__________________

                          ----------------------------


                                        CALCULATION OF REGISTRATION FEE
===================================================================================================================
         Title of Each Class                               Proposed Maximum    Proposed Maximum
         Of Securities To Be              Amount To Be      Offering Price    Aggregate Offering      Amount Of
              Registered                   Registered        Per Share(1)          Price(1)        Registration Fee
-------------------------------------------------------------------------------------------------------------------
Common stock, par value $.01 per share      42,105,263          $.035           $1,473,684.21          $389.05
-------------------------------------------------------------------------------------------------------------------
Common stock, par value $.01 per share(2)      891,331          $.035              $31,196.59            $8.24
===================================================================================================================
Total                                       42,996,594          $.035           $1,504,880.80          $397.29
====================================================================================================================

(1) Estimated in accordance with Rule 457(c) under the Securities Act of 1933, using the average of the bid and asked prices for the common stock on October 5, 2000.
(2) The Company is registering the resale of shares of common stock issuable upon exercise of common stock purchase warrants.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                  Subject to Completion, dated _________, 2000



PROSPECTUS



                                  CORZON, INC.


                                42,996,594 Shares
                                       of
                                  Common Stock


     This is an offering of shares of common stock, par value $0.01 per share, of Corzon, Inc. from time to time by selling shareholders. We will not receive any of the proceeds from the sale of the shares by the selling shareholders. Our common stock is currently quoted on the NASD's OTC Bulletin Board under the symbol "CRZN." We recently changed our name from "Tanner's Restaurant Group, Inc." to "Corzon, Inc."

     From time to time, the selling shareholders may use this prospectus to offer and sell their shares at the prices quoted for the common stock in the over-the-counter market. The selling shareholders may also attempt to sell their shares in isolated private transactions, at negotiated prices, with institutional or other investors.

     To the extent required, we will disclose in a prospectus supplement the names of any agent or broker-dealer, applicable commissions or discounts, and any other required information about any particular offer. The selling shareholders will pay commission expenses and brokerage fees, if any.

     Neither the Securities and Exchange Commission nor any state securities regulators has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     Investing in the common stock involves risks. You should purchase shares only if you can afford to lose all of your investment. See "Risk Factors" beginning on page 6.


     The date of this prospectus is _______________, 2000.

                                TABLE OF CONTENTS


Summary ...................................................................    3
Risk Factors ..............................................................    6
Disclosure Regarding Forward Looking Statements ...........................   18
Use of Proceeds ...........................................................   20
Dilution ..................................................................   20
Market For Common Equity and Related Matters ..............................   22
Management's Discussion and Analysis or Plan of Operation .................   24
Business ..................................................................   26
Management ................................................................   34
Certain Transactions ......................................................   38
Principal and Selling Shareholders ........................................   40
Description of Securities .................................................   43
Plan of Distribution ......................................................   48
Changes In and Disagreements with Accountants on Accounting and
  Financial Disclosure ....................................................   50
Legal Matters .............................................................   50
Experts ...................................................................   50
Where You Can Find More Information .......................................   50
Index to Consolidated Financial Statements ................................  F-1


                          ----------------------------


     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus may be accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

                                     SUMMARY

     Because this is a summary, it does not contain all of the information that may be important to you as a prospective purchaser of shares of our common stock from a selling shareholder. You should read the entire prospectus carefully, including the risk factors and the financial statements, before you decide to purchase shares of our common stock.


                      Shares Offered Under this Prospectus

     This prospectus covers the resale of shares of common stock by the selling shareholders. We will not receive any of the proceeds of the shares offered under this prospectus. We have filed the registration statement that includes this prospectus with the Securities and Exchange Commission to comply with our agreements with the selling shareholders. The selling shareholders have obtained or will obtain the shares of common stock offered for resale under this prospectus either:

     o as consideration for our acquisition of B4B Communications, Limited, formerly known as Fone.com, Limited,
     o by exercising warrants we issued when we borrowed money from FINOVA Mezzanine Capital, Inc., formerly Sirrom Capital Corporation,
     o by exercising warrants we issued when we privately placed shares of our preferred stock through Sterling Capital, LLC, or
     o in connection with our settlement with Sysco Food Systems of Atlanta, L.L.C.

                                   Background

     Effective May 31, 2000, Corzon, Inc. ("we" or the "Company"), formerly known as Tanner's Restaurant Group, Inc., acquired all of the outstanding stock of B4B Communications, Limited, formerly known as Fone.com, Limited, a company engaged in the resale of telecommunications products and services, primarily prepaid phone cards, in the United Kingdom. As a result of this acquisition, B4B is now our wholly-owned subsidiary.

     Our acquisition of B4B followed our sale, in February 2000, of all of the assets used in the operation of the "Rick Tanner's Original Grill" chain of restaurants. As a result of that sale, we no longer operate or franchise any restaurants, and we have dedicated ourselves to the transformation of the Company into an international telecommunications company. This transformation was the reason we changed our name from Tanner's Restaurant Group, Inc. to Corzon, Inc.

     As consideration for the acquisition of B4B, which was a wholly-owned subsidiary of DCI Telecommunications, Inc., we issued 40,000,000 shares of our common stock to DCI, representing approximately 55.8% of our currently outstanding shares of common stock, and assumed certain liabilities of DCI. This prospectus covers the resale by DCI of those 40,000,000 shares, as well as shares held by other shareholders with registration rights.

B4B Communications

     B4B was established in June 1999 as a London-based provider of telecommunications services. B4B's core business is the sale of call time on prepaid phone cards, primarily to expatriates living within the United Kingdom and to persons who cannot otherwise obtain telephone services because of credit problems.

     Prepaid phone cards permit users to place local, long distance and international telephone calls at a fixed per minute cost without the need for coins, operator assistance, collect or other third-party billed services. The card user, who has paid in advance for a specific number of telephone minutes, simply dials an access number which connects the user to B4B's services.

     B4B's services currently include domestic calling in the United Kingdom and outbound international calling from the United Kingdom to more than 204 countries. B4B's international products will have multiple language prompts to enable the card user to receive instructions in its preferred language. Generally speaking, prepaid phone card rates are less expensive than the long distance rates offered by conventional long-distance carriers.

     B4B's distributors sell prepaid phone cards at a variety of locations throughout the United Kingdom, including confectionery, tobacco and news stores. Prepaid phone cards offering B4B's services are now sold exclusively in the United Kingdom, but B4B has obtained access to capacity and network infrastructure that it believes will enable it to offer services for a prepaid phone card that can be used in Germany, France, the Netherlands, Belgium and Spain, as well as in the United Kingdom. B4B intends to use its prepaid phone card business as a base from which to expand into other telecommunications services.

Overview of the Prepaid Phone Card Market

     InteleCard News, the leading American trade publication on prepaid cards, estimates that in 1994 the total value of prepaid cards issued in the United States was $25 million. By 1999 the total value of industry sales in the United States was estimated to exceed $3 billion.

     Unfortunately, no reliable source exists for us to estimate the overall value of the European prepaid calling card market. However, given the endorsement of such carriers as British Telecom, Telecom Italia, Telecom de France, Deutche Telecom and others, we believe that the prepaid calling card is more commonly used in the European market than in the United States.

Sale of the Restaurant Business

     We became Tanner's Restaurant Group in 1999, following the merger of TRC Acquisition Corporation, which operated and franchised the "Rick Tanner's Original Grill" chain of restaurants, into Hartan, Inc., one of our subsidiaries. Prior to the merger, we were known as Harvest Restaurant Group, Inc., but had no ongoing operations. After the merger, we owned or franchised a total of ten "Rick Tanner's Original Grill" restaurants. During 1999, though, a combination of factors, including our inability to complete the acquisition of the Crabby Bob's restaurant chain and declining sales at our Tanner's restaurants, created severe financial difficulties.

     On January 28, 2000, Hartan filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Georgia, Atlanta Division. Six of Hartan's wholly owned subsidiaries also filed voluntary petitions under Chapter 11 in the same jurisdiction. Hartan and these six subsidiaries owned substantially all of the assets used in the Tanner's restaurant business.

     On February 9, 2000, the Bankruptcy Court approved the Sale of Assets Outside the Ordinary Course of Business Free and Clear of All Liens pursuant to
Section 363(b) of the Bankruptcy Code by Hartan and its subsidiaries. Pursuant thereto, on February 10, 2000, Hartan and its subsidiaries sold substantially all of the assets used in the operation of the Rick Tanner's Original Grill restaurant chain to RTOSF, Inc., the assignee of Restaurant Teams International, Inc., for cash consideration of approximately $275,000. All proceeds of the sale were paid to creditors of Hartan and its subsidiaries. The bankruptcy cases of Hartan and these six subsidiaries were dismissed in March 2000. Following this sale of assets to RTOSF, we had no assets and no ongoing operations. We remained in this condition until we acquired B4B.




                                 Use of Proceeds

     We will not receive any cash proceeds from the resale of common shares by the selling shareholders.

                                  The Offering




Shares of common stock outstanding ..............................    71,746,643
                                                                     ----------
Shares of common stock offered by DCI ...........................    40,000,000
Shares of common stock offered by FINOVA after exercising
its warrant .....................................................       756,331
Shares of common stock offered by Sterling Capital after
exercising its warrant ..........................................       135,000
Shares of common stock offered by Sysco Food Systems of
Atlanta, L.L.C. .................................................     2,105,263
                                                                     ----------

Estimated shares of common stock outstanding after the Offering .    72,637,974*

OTC Bulletin Board symbol .......................................        "CRZN"

------------

     * Assumes that no convertible securities will be converted into common stock and that no options or warrants to purchase shares of common stock, other than the warrants of FINOVA and Sterling Capital to purchase 756,331 and 135,000 shares of common stock, respectively, will be exercised.




                                   Our Offices

     Our principal executive offices are located at 1087 Broad Street, Suite 402, Bridgeport, Connecticut 06604; our phone number at that address is (203) 333-6389.

                                  RISK FACTORS

     An investment in our Common Stock involves a high degree of risk, including those risks discussed below. You should carefully consider these risk factors along with all the other information contained in this prospectus before you decide to purchase shares of our Common Stock. If any of these risks actually occur, our business, financial condition and operating results could be adversely affected. If that happens, the trading price of our Common Stock could decline, and you could lose part or all of your investment. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us, or that we currently see as immaterial, may also harm our business.


RISKS RELATED TO OUR BUSINESS AND OPERATIONS

We have experienced losses since B4B was formed, and our future operating results are uncertain.

     B4B, our wholly-owned subsidiary, was formed in June 1999. We acquired B4B effective May 31, 2000. For the fiscal year ended March 31, 2000, B4B had a net loss of $129,917. For the two quarters ended July 9, 2000, our consolidated net loss (the net loss of the Company and all its subsidiaries, including B4B) was $1,879,954 and, as of July 9, 2000, we had a consolidated accumulated deficit of $2,008,036. Our future financial results will depend on, among other things, our ability to generate a level of revenues sufficient to offset our cost structure. We cannot assure you that we will significantly increase our revenues or become profitable. Because our revenues may not grow or may not continue at their current levels, our financial condition and results of operations may be harmed and our business may not be financially viable in the future.

We are an early stage company with a limited operating history, a lack of profitable operations and a negative cash flow.

     There is limited historical financial information about us upon which to base your evaluation of our performance, especially in light of the strategic changes in our business plans that are just now being implemented. Specifically, as a result of our divestiture of our restaurant assets in February 2000 and the acquisition of B4B as of May 31, 2000, we have exited the restaurant business and entered the telecommunications business. We expect to continue experiencing negative cash flow while we develop and expand our distribution channels for existing and new telecommunications products. This risk is exacerbated by the fact that B4B has only been operating since June 1999 and therefore has had only a limited operating history. Because of our limited operating history, you have limited operating and financial data about our company upon which to base an evaluation of our performance and an investment in our Common Stock. You should consider the risks, expenses and difficulties we may encounter, including those frequently encountered by early stage companies in new and rapidly evolving markets. For example, we may be unable to:

     o    raise additional capital;
     o    maintain adequate control of our expenses;
     o develop our operational support system and other information technology systems;
     o    expand our customer base;
     o    attract and retain qualified personnel;
     o enter into and implement interconnection and/or resale agreements with traditional telephone companies, some of which are our competitors or potential competitors;
     o    expand geographically;
     o obtain governmental authorizations to operate as a competitive telecommunications company in new markets;
     o    continue to enhance our product features; and
     o    respond to technological changes and competitive market conditions.

     In addition, we plan to increase our operating expenses in order to expand our sales and marketing efforts, fund a greater level of product and service development and marketing and otherwise support our anticipated growth. Given these planned expenditures, we anticipate that we will continue to incur losses, and there can be no assurance that we will achieve or sustain profitability. See "Management's Discussion and Analysis or Plan of Operation." You should be aware of the difficulties encountered by enterprises in the early stages of development, particularly in light of the intense competition characteristic of our industry. There can be no assurance that the implementation of our business plan will result in profitability or positive cash flow in future years.

We are in default under most of our obligations.

     After the bankruptcy cases of Hartan and six of its subsidiaries were dismissed, our subsidiaries (those in existence prior to the acquisition of B4B) were left with no assets or ongoing operations, but with substantial liabilities. See "Business - Sale of the Restaurant Business." Our inability to meet these obligations has placed us and/or our subsidiaries in default under nearly all of these obligations. As a result, we may become exposed to substantial liabilities. Addressing these issues could divert our management's attention from other pressing business concerns, as well as being time consuming and expensive. We hope to renegotiate or restructure our outstanding debt on more favorable terms; but if we cannot renegotiate our debt on more favorable terms, we may become unable to continue as a going concern. Because we have pledged the outstanding stock of B4B to certain of our lenders as security for our outstanding indebtedness to them, any default on that indebtedness will enable them to take control of B4B, and we could be left without any business with which to generate revenue. See "Risk Factors -- We may lose control of B4B Communications Limited."

We need additional capital immediately.

     We continue to have substantial capital needs that cannot be funded from operations. As of July 9, 2000, we had $482,776 in cash, but we had current liabilities of $4,171,942 as of that date and generated revenues of only $18,950 during the 28 weeks ended on that date. Our current liabilities are in addition to our long-term debt. As a result of our financial condition, we will be required to raise additional capital through equity or debt financing in the near future. Those sources of financing, if available, may include bank financing, third party equity investors, capital leases, private limited partnerships, joint venture financing and sale leaseback arrangements. None of our lenders or our subsidiaries' lenders is under any obligation to make additional capital advances to us nor are they under any obligation to approve any financing arrangement that we may negotiate. Further, at this time, we have no additional sources of financing available to us. Consequently, we cannot assure you that any additional financing will be available to us when needed, on commercially reasonable terms, or at all. If we cannot obtain additional financing, our business operations and financial results will suffer, and we may become unable to continue as a going concern. See "Management's Discussion and Analysis or Plan of Operation -- Liquidity and Capital Resources."

     The amount and timing of our future capital requirements will depend upon a number of factors, many of which are not within our control, including capital costs, sales growth, marketing expenses, staffing levels, and competitive conditions. Actual capital expenditures will depend on a number of factors, including the pace and extent of expansion, the magnitude of potential acquisitions, investments or strategic alliances, levels of incremental sales and regulatory actions, which, individually or collectively, could cause material changes in our capital expenditure requirements. We will need additional capital to:

     o    finance our anticipated growth;
     o    fund working capital needs and future debt service obligations;
     o take advantage of unanticipated opportunities, including more rapid expansion, possible acquisitions of businesses or investments in, or strategic alliances with, companies that are complementary to our current operations;
     o    develop or expand into new services; and
     o    otherwise respond to unanticipated competitive pressures.

     Moreover, the amount of, and the terms and conditions of the instruments relating to, our current outstanding indebtedness may adversely affect our ability to raise additional capital. Failure to internally generate or raise sufficient funds may require us to delay, abandon or reduce the scope of any potential future expansion, which could have a material adverse effect on our business, financial condition and results of operations. See "--We are an early-stage company with a limited operating history, a lack of profitable operations and a negative cash flow," and "Management's Discussion and Analysis or Plan of Operation -- Liquidity and Capital Resources." If we do not obtain such financing, there is no assurance that the additional funds necessary to complete the development and expansion of our distribution channels and product offerings or to proceed with potential acquisitions will be available on satisfactory terms and conditions. Given the current level and magnitude of our outstanding indebtedness, it is unlikely that we will be able to raise capital through further debt financing. To the extent that any future financing requirements are satisfied through the issuance of equity securities, you may experience significant dilution in the net tangible book value per share of your common stock.

We may lose control of B4B.

     We have pledged all of the outstanding stock of B4B to secure our repayment of certain convertible debentures that we issued in June, 2000. Interest on the debentures is payable semi-annually and upon conversion of the debentures into shares of our Common Stock. These debentures mature on June 7, 2002. These debentures were issued in order to refinance certain debt assumed by us in connection with our acquisition of B4B and in exchange for additional financing. The debentures provide that any money judgment, writ or warrant of attachment in excess of an aggregate of $50,000 entered or filed against the Company or its assets that remains unpaid for 60 days will constitute a default under the debentures. Because we are in default under a significant percentage of our obligations, we are exposed to the risk that one of our creditors will take action that constitutes a default under the debentures to which our pledge of B4B stock relates, thereby placing us at risk of losing control of B4B.

We may not profit from our acquisition of B4B.

     All of our telecommunications operations, which are the only operations we have, are conducted by our wholly-owned subsidiary, B4B. B4B may never become profitable, and even if it does become profitable, it may have other obligations that it must meet before it can pay dividends to the Company. Therefore, we may never receive any return on our investment in B4B, and B4B may never be a source of liquidity from which we can address our cash needs. Furthermore, we have pledged the stock of B4B to certain of our lenders to secure their debt. If we are unable to pay our debts because we have no source of liquidity from which to pay them, we may forfeit our shares of B4B to our creditors. See "-- We may lose control of B4B."

We have dramatically changed our business model.

     We have exited the restaurant business and entered into the unrelated business of telecommunications. In order for our business to be successful, we must successfully implement a business model that is dramatically different from our original model. Although various members of our management team have relevant telecommunications experience, the start-up nature of B4B heightens the risk that our efforts will be unsuccessful.

We face potential difficulties associated with implementing our European expansion strategy.

     We believe that an increasing percentage of our future revenue will be derived from business operations outside the United Kingdom, primarily in western Europe. Execution of our expansion strategy, however, is subject to a variety of risks, including operating and technical problems, regulatory uncertainties and competition. The successful implementation of our expansion strategy will require that, among other things, we continue to develop our European operations through strategic carrier agreements, increase our back-office capacity and expand our sales distribution network. There can be no assurance that we will successfully implement our expansion strategy or that our European operations will contribute an increasing percentage of revenue in the future. Expansion and development of the European operations are necessary to enable us to meet customer requirements and to increase the number of customers served, thereby increasing traffic volume which is fundamental to the achievement of economies of scale and to our overall financial success. However, it is uncertain that we will be able to expand and develop the European operations successfully. There can be no assurance that we will be able to obtain or maintain local connectivity. Additionally, as we rely on other carriers' networks to carry our customer traffic, there can be no assurance that we will not experience quality problems or service interruptions in the future. To provide redundancy in the event of technical difficulties, we have executed agreements with several carriers in order to ensure call completions. To the extent that calls are transmitted over an alternative carrier as opposed to our primary carrier to a particular destination, these calls will be more costly to us. Any failure to expand and develop the European operations successfully would have a material adverse effect on our ability to implement our expansion strategy, which is a key component of our overall business strategy. Failure to implement successfully our expansion strategy, or future problems with connectivity, quality of service or service interruptions would have a material adverse effect on our business, financial condition and results of operations. See "--There are significant risks associated with our international operations" and "--We may be adversely impacted by regulations within the telecommunications industry."

There are significant risks associated with our international operations.

     There are certain risks inherent in doing business on an international level, including:

     o regulatory limitations restricting or prohibiting the provision of our services;
     o    unexpected changes in regulatory requirements;
     o    tariffs, customs, duties and other trade barriers;
     o    difficulties in staffing and managing foreign operations;
     o    political risks;
     o    fluctuations in currency exchange rates;
     o foreign exchange controls which restrict or prohibit repatriation of funds;
     o    technology export and import restrictions or prohibitions;
     o    delays from government agencies;
     o seasonal reductions in business activity during the summer months in Europe and certain other parts of the world; and
     o potentially adverse tax consequences resulting from operating in multiple jurisdictions with different tax laws.

     Since its inception in 1999, B4B has invested heavily in developing its ability to provide international telecommunications services originating in the United Kingdom and in developing and expanding its market presence. If we expand our operations into other parts of western Europe, an increasing portion of our revenue and expenses will be denominated in currencies other than pounds sterling, and changes in exchange rates will likely affect our results of operations. Furthermore, international rates charged to customers are likely to decrease in the future for a variety of reasons, including increased competition between existing carriers, new entrants into geographic markets in which we operate or intend to operate, and additional strategic alliances or joint ventures among large international carriers that facilitate targeted pricing and cost reductions. Depending on the countries involved, any or all of the foregoing factors could have a material adverse effect on our business, financial condition and results of operations. In addition, there can be no assurance that laws or administrative practices relating to taxation, foreign exchange or other matters in countries within which we operate will not change. Any such change could have a material adverse effect on our business, financial condition and results of operations. See "--We may be adversely impacted by regulations within the telecommunications industry," and "Business -- Government Regulation."

We face significant risks in expanding our operations and managing our growth.

     We are in the early stages of our operations and our success will depend, among other things, upon our ability to access potential markets and to generate increased sales. In addition, the expansion of our business may involve acquisitions, which could divert our resources and management time and require integration with our existing operations. There can be no assurance that any acquired business will be successfully integrated into our operations or that any such business will meet our expectations. It is uncertain whether the growth experienced by us will continue or that we will be able to achieve the growth contemplated by our business strategy. Our growth may be affected by numerous factors, a number of which are not within our control, including regulation of the telecommunications industry in countries in which we operate. Any future growth is expected to place significant demands on all aspect of our business, including our administrative, technical and financial personnel and systems. We will be required to respond and manage the changing business conditions and if we are unable to do so, the quality of services, our ability to retain key personnel and our results of operations could be adversely affected. These factors and others could adversely affect the expansion of our customer base and service offerings.

     Our financial controls and reporting systems will require enhancement and further investment in the future in order to accommodate our anticipated growth. There can be no assurance that we will not encounter difficulties in expanding our financial controls and reporting systems in order to meet our future needs.

The loss of key members of our management team could adversely affect our business prospects and operations.

     Lawrence Shatsoff is our Chief Executive Officer and President. Clifford Postelnik is our Vice President of Operations and Secretary. Both Mr. Shatsoff and Mr. Postelnik are also members of our board of directors. We are searching for a chief financial officer. We are dependent upon these individuals, and those persons they may hire in the future, and their managerial and technical efforts. If these individuals were to resign, we cannot assure you that we would be able to replace them, and our inability to do so could materially adversely affect our business. At this time, we have "key man" life insurance with respect to only Mr. Shatsoff.

Our business will suffer if we are not able to retain, hire and integrate sufficient qualified personnel.

     Our ability to successfully operate our business will depend upon our ability to hire and retain additional personnel who are experienced in our industry. We are currently searching for a chief financial officer. Competition for qualified personnel is fierce, and it is not clear whether we will be successful in our efforts to attract and retain the right people to help run and operate our business.

Conflicts of interest involving members of our board of directors may have an adverse impact upon us.

     We have no official policy regarding material transactions between our directors and officers and us. We generally seek to have any such transaction approved or ratified by a majority of our directors who lack a personal interest in the matter. Because we currently have only three directors, that approval or ratification is not always available to us. Our Chairman of the Board and director, Jose A. Auffant, currently serves as the general counsel of J.P. Carey Securities, Inc. J.P. Carey holds warrants to acquire shares of our common stock and also serves, at times, as an intermediary between us and some of the holders of our Series D preferred stock. In the event that either J.P. Carey, in its capacity as a warrant holder, or any of these Series D investors has an interest inconsistent with the interests of the Company, a conflict of interest may arise. See "Certain Transactions."

We are subject to anti-takeover provisions.

     Our articles of incorporation, our bylaws and Texas law could make it more difficult for another company to acquire us, even if a change in control would benefit our shareholders. For more information, see "Description of Securities."

Our operating results may fluctuate considerably in the future

     Our quarterly operating results, primarily as a result of the evolution of our business, may fluctuate significantly in the future as a result of a variety of factors, including:

     o    pricing changes;
     o changes in the mix of services sold or channels through which those services are sold;
     o changes in user demand, capital expenditures and other costs relating to the expansion of our services;
     o the timing and costs of any acquisitions of customer bases and businesses, services or technologies;
     o    the timing and costs of marketing and advertising efforts;
     o    the effects of government regulation and regulatory changes; and
     o    specific economic conditions in the telecommunications industry.

Such variability could have a material adverse effect on our business, financial condition and results of operations. Any significant shortfall in demand for our services in relation to our expectations, or the occurrence of any other factor which causes revenue to fall significantly short of our expectations, would also have a material adverse effect on our business, financial condition and results of operations.

We may be unable to recognize a portion of deferred revenue.

     The sale of long distance domestic and outbound international telephone service through prepaid calling cards may be subject to "escheat" laws. These laws generally provide that payments or deposits received in advance or in anticipation of the provision of utility (including telephone) services that remain unclaimed for a specific period of time after the termination of such services are deemed "abandoned property" and must be submitted to the government. Although we are not aware of any case in which such laws have been applied to the sale of prepaid calling cards, and do not believe that such laws are applicable, in the event that such laws are deemed applicable, we may be unable to recognize the portion of our deferred revenue remaining upon the expiration of the cards with unused calling time. In such event, we may be required to deliver such amounts to certain governments in accordance with these laws, which could have a material adverse effect on us.

We face risks associated with acquisitions, investments and strategic alliances.

     In the future, we may acquire or engage in efforts to acquire customer bases and businesses from, make investments in, or enter into strategic alliances with companies that have customer bases, switching capabilities or existing networks in our current markets or in areas into which we intend to expand. We do not have any present understanding, commitment or agreement with respect to any acquisition, investment, strategic alliance or related effort. Moreover, our capital structure may make it difficult for us to use stock as consideration for any potential acquisition. Any future acquisitions, investments, strategic alliances or related efforts will be accompanied by the risks commonly encountered in such transactions or efforts. Such risks include, among others:

     o    the difficulty of identifying appropriate acquisition candidates;
     o the difficulty of assimilating the operations and personnel of the respective entities;
     o    the potential disruption of our ongoing business;
     o the inability of management to capitalize on the opportunities presented by acquisitions, investments, strategic alliances or related efforts;

     o the failure to successfully incorporate licensed or acquired technology and rights into our services; and
     o the inability to maintain uniform standards, controls, procedures and policies and the impairment of relationships with employees and customers as a result of changes in management.

     Additionally, in connection with an acquisition, we may experience rates of customer attrition which are significantly higher than the rate of customer attrition which we generally experience. Acquisitions involve numerous additional risks, especially in the areas of operations, services, products and personnel of the acquired companies, which could result in charges to earnings or adversely affect our operating results. Any acquisition will involve a number of risks that could materially and adversely affect us, including diverting our management's attention from operational and financial matters; assimilating the operations, technologies, products, and personnel of the acquired companies; risks of entering markets in which we have no or limited prior experience; and the potential loss of key personnel of the acquired companies. Further, to the extent that any such transaction involves customer bases or businesses located outside the United States, the transaction would involve the risks associated with international operations. There can be no assurance that we would be successful in overcoming these risks or any other problems encountered with such acquisitions, investments, strategic alliances or related efforts. Further, there can be no assurance that acquisition opportunities will be available, that we will have access to the capital required to finance potential acquisitions, that we will continue to acquire businesses or that the acquired businesses will be profitable. Acquisitions may result in potentially dilutive issuances of equity securities, the incurrence of debt and the amortization of expenses related to goodwill and other intangible assets, all of which could have a material adverse effect on us.


RISKS RELATED TO OUR INDUSTRY

Our industry is extremely competitive and we may not be able to compete effectively.

     The telecommunications industry is highly competitive, rapidly evolving and subject to constant technological change. Our ability to compete effectively in the telecommunications services industry will depend upon our continued ability to provide high quality services at prices generally competitive with, or lower than, those charged by our competitors.

     Currently, there are numerous companies selling prepaid calling cards, and we expect competition to increase in the future. Other providers currently offer one or more of each of the services offered by us. As a service provider in the long distance telecommunications industry, many of our key competitors are substantially larger than us and have the following competitive advantages:

     o greater financial, technical, engineering, personnel and marketing resources;
     o    longer operating histories;
     o    greater name recognition; and
     o    larger consumer bases.

These advantages afford our competitors pricing flexibility. Telecommunications services companies may compete for consumers based on price, with the dominant providers conducting extensive advertising campaigns in order to capture market share. Competitors with greater financial resources may also be able to provide more attractive incentive packages to retailers in order to encourage them to carry products that compete with our services. In addition, competitors with greater resources than ours may be better situated to negotiate favorable contracts with retailers. We believe that existing competitors are likely to continue to expand their service offerings to appeal to retailers and their consumers. Moreover, because there are few, if any, substantial barriers to entry, we expect that new competitors are likely to enter the telecommunications market and attempt to market telecommunications services similar to our services which would result in greater competition. If our existing competitors or new competitors devote significant additional resources to the provision of international or national long distance telecommunications services to our customer base, such action could have a material adverse effect on our business, financial condition and results of operations, and there can be no assurance that we will be able to compete successfully against such new or existing competitors.

     Competition for customers in the telecommunications industry is primarily based on price and, to a lesser extent, on the type and quality of services offered. We price our services based upon negotiated rates with international carriers. We have no control over the prices set by our competitors, and some may be able to use their financial resources to cause severe price competition in the countries in which we operate. Certain of our competitors dominate the telecommunications industry and have the financial resources to enable them to withstand substantial price competition, which is expected to increase significantly, and there can be no assurance that we will be able to compete successfully in the future. Any price competition would have a material adverse effect on our business, financial condition and results of operations. Price reductions may reduce our revenue and margins. We may experience declining revenue per billable minute, in part as a result of increasing worldwide competition within the telecommunications industry.

We are subject to the risk of changes in consumer preferences and industry trends.

     The telecommunications industry market in which we operate is characterized by the frequent introduction of new products and services, and is subject to changing consumer preferences and industry trends, which may adversely affect our ability to plan for future design, development and marketing of our products and services. These are also characterized by rapidly changing technology and evolving industry standards, often resulting in product obsolescence or short product life cycles. The proliferation of new telecommunication technologies, including personal communication services, cellular telephone products and services and prepaid phone cards employing alternative technologies, may reduce demand for prepaid phone cards generally as well as for phone cards employing B4B's technology.

We are subject to the risk of litigation.

     Litigation in the telecommunication industry has been used as a competitive tactic both by established companies seeking to protect their existing positions in the market and by emerging companies attempting to gain access to the market. In such litigation, complaints may be filed on a variety of grounds, including antitrust, breach of contract, trade secret, patent or copyright infringement, patent or copyright invalidity, and unfair business practices. If we are forced to defend ourselves against such claims, whether or not meritorious, we are likely to incur substantial expense and diversion of management attention, and may encounter market confusion and the reluctance of licensees and distributors to commit resources to our products.

     We are also subject to the risk that ongoing litigation will be resolved unfavorably. As mentioned above, we have pledged the outstanding stock of B4B in connection with our issuance of certain debentures. These debentures provide that the entrance or filing of any money judgment, writ or warrant of attachment in an amount exceeding $50,000 will constitute a default under the debentures. Consequently, if any ongoing and future litigation is resolved against us, we will be subject to numerous financial risks, including the risk that we will lose B4B.

Our success depends on our ability to develop markets for our products.

     The prepaid phone card industry segment is characterized by an increasing and substantial number of new market entrants who have introduced or are developing an array of new products and services. Each of these entrants is seeking to market, advertise and position its products and services as the preferred method for accessing long distance telephone services, including providing enhanced service features. As is typically the case in an emerging industry, demand and market acceptance for newly introduced products and services are subject to a high level of uncertainty. Additionally, the development of new markets will require on-going financial resources for sales and marketing personnel as well as for recruitment of additional distributors. There can be no assurance that substantial markets will continue to develop for prepaid phone cards, that we will be able to meet our current marketing objectives, have available the funds required for any necessary market development, succeed in positioning our cards and services as a preferred method for accessing long distance telephone services, or achieve significant market acceptance for our services. See "Business -- Overview."

     To the extent that we compete in international markets, such markets are subject to risks inherent in international business activities, including longer accounts receivable payment cycles in certain countries, compliance with a variety of foreign laws and regulations, unexpected changes in regulatory requirements, overlap of different tax structures, foreign currency exchange rate fluctuations, import and export requirements, trade restrictions, change in tariff and freight rates and regional economic conditions. There can be no assurance that such factors will not have a material adverse effect on our future international sales and consequently our business. See "--There are significant risks associated with our international operations."

We are reliant upon certain key distributors and strategic partners.

     We distribute our prepaid phone card services to end users through a small group of distributors. We are dependent upon the sales and marketing efforts of these distributors. We depend upon large orders from this small group of distributors. The loss of one or more of our distributors without replacement could have a material adverse effect on our business, operating results and financial condition. Our future performance will also depend, in part, on our ability to market our services to new customers and on our ability to attract additional distributors that will be able to market and support our services effectively, especially in markets in which we have not previously distributed our services. There can be no assurance that we will be successful in such efforts, which may have a material adverse effect on our business.

Our inability to adapt to rapid technological change may jeopardize our long term viability.

     The telecommunications industry is characterized by rapid and significant technological advancements and introductions of new products and services utilizing new technologies. We expect new products and services, and enhancements to existing products and services, to be developed and introduced in order to compete with our services. The proliferation of new telecommunications technology, including personal communications services and voice communication over the Internet, may reduce demand for long distance services, including prepaid calling cards. As new technologies develop, we may be placed at a competitive disadvantage, and competitive pressures may force us to implement such new technologies at substantial cost. In addition, competitors may implement new technologies before we are able to implement such technologies, allowing such competitors to provide enhanced services and superior quality compared with that which the we are able to provide. There can be no assurance that we will be successful in developing and marketing new services or enhancements to services that respond to these or other technological changes or evolving industry standards. In addition, there can be no assurance that we will not experience difficulties that could delay or prevent the successful development, introduction and marketing of our existing services or that our new services or enhancements thereto will adequately meet the requirements of the marketplace and achieve market acceptance. Delay in the introduction of new services or enhancements, our inability to develop such new services or enhancements or the failure of such services or enhancements to achieve market acceptance could have a material adverse effect on us. Further, there can be no assurance that we will be able to respond to such competitive pressures and implement such technologies on a timely basis or at an acceptable cost. One or more of the technologies currently utilized by us, or which we may implement in the future, may not be preferred by our customers or may become obsolete. If we are unable to respond to competitive pressures, implement new technologies on a timely basis, penetrate new markets in a timely manner in response to changing market conditions or customer requirements, or if new or enhanced services offered by us do not achieve a significant degree of market acceptance, any such event could have a material adverse effect on our business, financial condition and results of operations.

We are dependent upon telecommunications providers and any interruption of service will adversely affect our business.

We do not currently own any telecommunications transmission lines. As a result, we depend upon facilities-based carriers, some of which are or may become our competitors, to provide our services. We currently utilize the services from, among others, Viatel UK Ltd., Pacific Gateway Exchange (UK) Limited, NACT and Energis Communications UK Limited. Our ability to maintain and expand our business depends, in part, on our ability to continue to obtain telecommunications services on favorable terms from long distance carriers and other such suppliers, as well as the cooperation of both inter-exchange and local exchange carriers in originating and terminating service for its consumers in a timely manner. We purchase capacity pursuant to agreements with various terms and conditions and are vulnerable to changes in our arrangements, such as price increases and service cancellations. We have not experienced significant losses in the past because of interruptions of service at any of our carriers, but no assurance can be given in this regard with respect to the future. In addition, no assurance can be given that we will be able to obtain long distance services in the future at favorable prices, and a material increase in the price at which we obtain long distance service could have a material adverse effect on us. See "--Our industry is extremely competitive and we may not be able to compete effectively."

We are dependent upon outside vendors to manufacture our card-based products.

     We do not manufacture our card-based products and are substantially dependent on the ability of our distributors and their outside vendors to provide adequate inventories of quality card products on a timely basis and on favorable terms. Our distributors and their outside vendors also produce phone cards for certain of our competitors, as well as other large customers, and there can be no assurance that such distributors and vendors will have sufficient production capacity to satisfy our inventory or scheduling requirements during any period of sustained demand. Although we believe that our relationship with our distributors and vendors is satisfactory and that numerous alternative sources for our cards are currently available, the loss of the services of such distributors and vendors or substantial price increases imposed by them, would have a material adverse effect on our business and financial condition. Failure or delay by such distributors and vendors in supplying cards to us on favorable terms could also adversely affect our operating margins and our ability to obtain and deliver products and services on a timely and competitive basis.

System failures, delays and other problems could harm our reputation and business, cause us to lose customers and expose us to customer liability.

     Our success depends on our ability to provide reliable services. Our operations could be interrupted by any damage to or failure of:

     o    carrier network;
     o    our connections to third parties; and
     o our computer hardware or software or our customers' or suppliers' computer hardware or software.

The systems and operations we utilize from carriers or third parties are also vulnerable to damage or interruption from:

     o power loss, transmission cable cuts an other telecommunications failures;
     o    fires, earthquakes, floods and other natural disasters;
     o    computer viruses or software defects;
     o physical or electronic break-ins, sabotage, intentional acts of vandalism and similar events; and
     o    errors by our employees or third-party service providers.

Any such damage or failure or the occurrence of any of these events could disrupt the operation of our network and the provision of our services and result in the loss of current and potential customers.

We may be adversely impacted by regulations within the telecommunications industry.

     Long distance telecommunications services are subject to regulations within the United States by the Federal Communications Commission and state regulatory authorities. In the United Kingdom, similar services are regulated by OFTEL, and other countries in which we may operate have similar regulatory authorities. Among other things, these regulatory authorities impose regulations governing the rates, terms and conditions for interstate, intrastate and international telecommunications services. Changes in existing laws and regulations, particularly relaxation of existing regulations resulting in significantly increased price competition, may have a significant impact on our activities and on our operating results. We believe that we are in substantial compliance with all material laws, rules and regulations governing our operations and have obtained, or are in the process of obtaining, all licenses, tariffs and approvals necessary for the conduct of its business including all licenses needed for our operations. There can be no assurance, however, that we will be able to obtain required licenses or approvals in the future or that the regulatory authorities of the countries in which we operate will not require us to comply with more stringent regulatory requirements. Adoption of new statutes and regulations and expansion of our operations into new geographic markets could require us to alter methods of operation, at significant costs, or that would otherwise limit the types of services offered by us. There can be no assurances that we will be able to comply with additional applicable laws, regulations and licensing requirements.


RISKS OF THE OFFERING

We may issue additional shares of Common Stock and preferred stock without shareholder approval and have agreed to register the resale of additional shares of Common Stock.

     Our board of directors may authorize us to issue one or more series of preferred stock or additional shares of Common Stock without shareholder approval, and the existence or terms of these securities may adversely affect the rights of holders of the Common Stock.

     In addition, we are obligated to register the resale of our Common Stock issuable upon conversion of our Series D Preferred Stock and upon conversion of certain of our convertible promissory notes. Although the number of shares issuable upon conversion of these securities fluctuates with the market value of our stock, based upon a hypothetical stock price of $.05, we are required to issue 342,318,220 shares of our Common Stock upon conversion of the Series D shares and our convertible debentures and to register the resale of those shares by the converting shareholder. See "Principal and Selling Shareholders -- Principal Shareholders."

The conversion of outstanding convertible securities into shares of common stock could substantially dilute the value and voting power of your common stock.

     As of September 27, 2000, 71,746,643 shares of Common Stock were outstanding. Our shareholders recently approved an increase in the number of shares of Common Stock that we are authorized to issue from 200,000,000 to 500,000,000. One reason for this increase was to provide greater assurances that we would have shares of Common Stock available for issuance upon conversion of outstanding convertible securities. We are obligated to issue additional shares of Common Stock upon conversion of our convertible preferred stock, warrants and options, in payment of dividends on our preferred stock, and upon conversion of certain convertible debentures and promissory notes. The number of shares into which these instruments convert is a function of our market price, but if all of these convertible securities are converted at a hypothetical market price of the common stock of $.05 per share, we would have 431,870,413 shares of common stock outstanding. Clearly, the conversion of such securities could substantially dilute the value and voting power of our outstanding shares of Common Stock. Moreover, we may issue more shares of common stock and more convertible securities in the future, resulting in further dilution of the value and voting power of the outstanding shares of common stock. See "Dilution."

     In addition, certain shareholders are entitled to certain rights with respect to the registration under the Securities Act of the shares of Common Stock issuable to them upon conversion of their securities. A decision by any such shareholder(s) to publicly sell a significant number of shares of the Common Stock will have the potential to cause a material decrease in the trading price of the Common Stock and may impair our future ability to raise capital at prices or on terms favorable to us. The sale, or availability for sale, of substantial amounts of shares of Common Stock could materially adversely affect the market price of the Common Stock and could impair our ability to raise additional capital by selling equity securities. This number will increase if the trading price of the Common Stock declines further. See "Shares Eligible for Future Sale," "Description of Securities-- Registration Rights" and "Plan of Distribution."

We may increase the amount of authorized Common Stock which in the future could result in substantial dilution of existing shareholders.

     We have recently amended our Articles of Incorporation to increase the number of shares of Common Stock that we are authorized to issue from 200,000,000 to 500,000,000. The increase in the number of authorized shares will enable us to issue more Common Stock if we choose to do so. Some of our agreements with various holders of our convertible securities require us to maintain a sufficient number of authorized but unissued shares of common stock to support the conversion of their securities. These obligations may make it necessary for us to seek to increase the number of shares of common stock that we are authorized to issue in the future. Such a measure could facilitate the dilution of ownership of our existing shareholders.

The market price of the Common Stock is extremely volatile.

     Trading volume and prices for our Common Stock have fluctuated widely since it first became publicly-traded. During the months between June and August 2000, for example, the closing sales price of the Common Stock ranged from $.03 to $.21 per share. Factors such as announcements of the results of trials or the introduction of new products by us or our competitors, market conditions in the telecommunications and emerging growth sectors and rumors relating to us or our competitors may have a significant impact on the market price of the Common Stock. The market price of the Common Stock could also be influenced by developments or matters not related to us, including the sale or attempted sale of a large amount of the Common Stock on the open market by a shareholder. These severe fluctuations may continue in response to quarterly variations in operating results, announced earnings, and other factors. In addition, in recent years the stock market has experienced extreme price and volume fluctuations which have affected the market price for many companies in industries similar to the phone card industry and which have often been unrelated to the operating performance of these companies. We cannot always predict or foresee those events. Because of this volatility, your investment in us may result in a complete loss.

Our Common Stock has been delisted from the Nasdaq Small Cap Market, and continued listing on the OTC Bulletin Board may impair its liquidity.

     Our Common Stock was delisted from the Nasdaq Small Cap market on September 16, 1998, and we presently do not meet the requirements to re-list our Common Stock on the Nasdaq SmallCap Market. Accordingly, trading in our Common Stock is conducted in the over-the-counter market and reported on the NASD's OTC Bulletin Board. Consequently, selling our shares may be more difficult because smaller quantities of shares may be bought and sold, transactions may be delayed, and the news media coverage of us may be reduced. These factors could result in lower prices and larger spreads in the bid and asked prices for our shares. Further, securities analysts are unlikely to cover our stock, and institutional investors are unlikely to purchase our stock. We cannot assure you that we will ever be able to list our stock on the Nasdaq Small Cap Market again.

"Penny stock" regulations may impair the liquidity of the Common Stock.

     Because the bid price of our Common Stock is below $5.00 per share, shares of Common Stock may be subject to the SEC's Rule 15g-9 and other penny stock regulations under the Securities Exchange Act of 1934. Rule 15g-9 imposes sales practice requirements on broker-dealers that sell low-priced securities to persons other than established customers and institutional accredited investors. For transactions covered by this rule, a broker-dealer must make a special suitability determination for the prospective purchaser and have received the purchaser's written consent to the transaction before the sale. Consequently, this rule and other "penny stock" regulations may adversely affect the ability of broker-dealers to sell our shares and may adversely affect the ability of holders to sell their shares of Common Stock in the secondary market.

A small number of persons control the Company.

     A single shareholder, DCI Telecommunications, Inc. owns of record 40,000,000 shares of Common Stock, which represents approximately 55.8% of our outstanding Common Stock. Certain holders of our Series D preferred stock have converted their shares of Series D preferred into shares of Common Stock. Some of these holders have transferred those shares of Common Stock to entities that now hold a significant number of shares. As a result, a relatively small number of our shareholders are able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may also have the effect of delaying or preventing a change in control of the Company.

We do not intend to pay, and expect to be unable to pay, dividends on our Common Stock.

     We have not paid dividends, and do not intend to pay any dividends in the foreseeable future, since earnings, if any, are expected to be retained for use in the development and expansion of our business.


DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act, as amended. These statements pertain to such things as our future operations, economic performances and financial condition, including such things as business strategy and measures to implement strategy, competitive strengths, goals, expansion and growth of our business and operations and references to future success. These statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, information available to us, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. The words "expect," "estimate," "anticipate," "believe" and similar expressions are intended to identify forward-looking statements. Those statements involve risks, uncertainties and assumptions, including industry and economic conditions, competition and other factors discussed in this and our other filings with the SEC. If one or more of these risks or uncertainties materialize or underlying assumptions prove incorrect, actual outcomes may vary materially form those indicated. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks and uncertainties, in addition to the risk factors discussed above, including a global economic slowdown in the telecommunications industry, unpredictable difficulties or delays in the development of new product programs, difficulties and unanticipated expense of assimilating newly-acquired businesses, technological shifts away from our technologies and core competencies, unforeseen interruptions to our business with its largest customers and distributors resulting from, but not limited to, strikes, financial instabilities, unexpected government policies and regulations affecting us or our significant customers, the effects of extreme changes in monetary and fiscal policies in the U.S. and abroad, including extreme currency fluctuations and unforeseen inflationary pressures, drastic and unforeseen price pressures on our services or significant cost increases that cannot be recovered through price increases or productivity improvements, significant changes in interest rates or in the availability of financing for us or certain of our customers, rapid escalation of the cost of regulatory compliance and litigation, unforeseen intergovernmental conflicts or actions, including but not limited to armed conflict and trade wars, any difficulties in obtaining or retaining the management or other human resource competencies that we need to achieve our business objectives, and other factors, many of which are beyond our control. Consequently, all of the forward-looking statements made in this Prospectus are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or that they will have the expected consequences to or effects on us and our subsidiaries or their business or operations.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the sales by the selling shareholders of the shares of common stock.


                                    DILUTION

     In addition to the 71,746,643 shares of our common stock outstanding as of September 27, 2000, we have issued a large number of convertible securities, options and warrants. Substantial dilution of the voting power of the current shareholders is likely over time as convertible securities are converted, options and warrants are exercised, and dividends are paid in common shares. Those conversions, exercises and dividends are also likely to depress the market price of the common stock.

     Holders of our Series D preferred stock currently own 8,835.5 shares of Series D preferred stock. We have agreed with the holders of the Series D preferred stock to register the resale of the shares of common stock into which their Series D shares are convertible. Each share of Series D preferred stock is convertible into shares of common stock using a ratio determined by the following formula: $1,000 divided by 80% of the five-day average closing bid price of the common stock on the OTC Bulletin Board. Using a hypothetical closing market price on the OTC Bulletin Board of $.05 per share, all 8,835.5 shares of Series D preferred stock would be convertible into 220,887,500 common shares. If the five-day average closing bid price were to decrease to $.03, the 8,835.5 shares of Series D preferred stock would be convertible into 368,145,833 shares of common stock. Conversely, if the five-day average closing bid price of the common stock were to increase to $.25, those 8,835.5 shares of Series D preferred stock would be convertible into 44,177,500 common shares. These calculations are intended to serve only as examples, not as predictions as to the future market price of the common stock.

     In addition to the potential conversions by the holders of Series D preferred stock, the holders of our Series A preferred stock can convert each share of Series A preferred stock into 2.7 shares of common stock. Because there are 446,410 shares of Series A preferred stock outstanding, 1,205,307 shares of common stock are issuable upon their conversion. Similarly, the 744,500 outstanding shares of Series E preferred stock are convertible into 2,978,000 shares of common stock. Additionally, the outstanding convertible debentures that we issued to two entities following our acquisition of B4B in June 2000 are convertible into shares of common stock at a conversion price that is the lower of (i) $.75 per share or (ii) seventy-five percent of the average of the five lowest closing prices of our common stock during the twenty trading days immediately preceding the date of conversion. Assuming a hypothetical market price of the common stock of $.05, the number of shares of common stock into which these debentures are convertible would be 121,430,720. Another debenture holder owns debentures that are convertible into 1,666,667 shares of our common stock. In addition, holders of options and warrants to acquire shares of our common stock will be able to convert or exercise, as applicable, their securities into 11,955,576 shares of common stock. Thus, if all currently outstanding convertible preferred shares and all outstanding convertible debentures are converted into shares of common stock, assuming a hypothetical market price of $.05 per share, and if all outstanding options and warrants to purchase shares of common stock are exercised, approximately 431,870,413 shares of common stock would be outstanding.

     We also may elect to pay dividends in shares of common stock, and the board of directors may decide to issue additional shares. In particular, we can issue common stock in payment of dividends on our preferred stock. A total of approximately $1,152,906 in dividends on the Series A preferred stock was in arrears as of July 9, 2000, and an aggregate of approximately $1,707,039 in dividends on the Series D preferred stock and Series E preferred stock was in arrears as of July 9, 2000. We may pay those dividends and future dividends in common shares. Our ability to pay cash dividends on the preferred stock is substantially limited under our loan agreement with FINOVA.

     The following table lists the number of shares of common stock outstanding, together with the number of other outstanding securities, including convertible preferred stock, options, warrants and convertible debentures. The right-hand column lists the number of shares of common stock into which these securities are convertible, or for which they are exercisable.

                                              Number         Common Stock
                   Security                 Outstanding      Equivalents
                   --------                 -----------      -----------

     Common stock .....................     71,746,643        71,746,643
     Series A preferred stock .........        446,410         1,205,307(1)
     Series D preferred stock .........          8,835.5     220,887,500(2)
     Series E preferred stock .........        744,500         2,978,000
     Common stock purchase warrants ...      5,086,131(3)      5,086,131
     Series A preferred stock
       purchase warrants ..............      1,723,400(4)      4,653,180
     Options ..........................      2,216,625         2,216,265
     Convertible Debentures ...........              3       123,097,387(2)
                                            ----------       -----------
              Total ...................                      431,870,413(2)
                                                             ===========
     ----------

     (1) Each share of Series A preferred stock is convertible into 2.7 shares of common stock.

     (2)  Assumes a hypothetical common stock market price of $.05 per share.

     (3)  Includes:

          o 2,300,000 publicly-traded common stock purchase warrants exercisable at an exercise price of $4.00 per share,
          o warrants to purchase 300,000 shares of common stock we granted to the underwriter of our 1996 initial public offering at exercise prices of $4.00 and $6.60 per share,
          o warrants to purchase 135,000 shares of common stock at an exercise price equal to 110% of the average closing bid price of the common stock for the five trading days ending on the most recent annual anniversary of the date of issuance (subject to certain adjustments), which we issued to Sterling Capital, LLC in connection with our sale of Series B preferred stock,
          o warrants to purchase 300,000 shares at an exercise price of $2.50 per shares that we have agreed to issue to J. P. Carey Securities, Inc.,
          o warrants to purchase 175,000 shares of common stock at an exercise price of $.04 per share that we have issued to two of our lenders in exchange for their agreement to extend the maturity dates of our loans to them, o FINOVA's warrants to purchase 699,259 shares (increasing to 756,331 shares on October 22, 2000) at an exercise price of $.01 per share,
          o warrants to purchase 919,800 shares of common stock at an exercise price of $2.00 per share that have been issued to the holders of Series D preferred stock, and
          o warrants to acquire 200,000 shares of common stock, with exercise prices of $16.00 and $10.63 per share, that were granted to the underwriters of our 1997 public offering of Series A preferred stock.

     (4) Includes 1,723,400 publicly-traded warrants to purchase shares of Series A preferred stock at an exercise price of $10.50 per share that were granted to the underwriters of our 1997 public offering of Series A preferred stock.

     (5) Includes shares issuable upon exercise of options granted under the TRC 1996 Employee Stock Option Plan.

It is likely that market sales of large amounts of these shares of common stock and/or the 42,996,594 shares offered by this prospectus, or the potential for those sales even if they do not actually occur, will have the effect of depressing the market price of the common stock.

                  MARKET FOR COMMON EQUITY AND RELATED MATTERS

     Until September 16, 1998 the common stock was quoted on the NASDAQ SmallCap Market System under the symbol "ROTI." As of close of business on that date the common stock was delisted from the NASDAQ SmallCap Market, and from that date until September 15, 2000, the common stock was quoted on the OTC Bulletin Board under the symbol "ROTI." On September 18, 2000, the ticker symbol for the common stock changed to "CRZN," and the stock now trades on the OTC Bulletin Board under the symbol "CRZN." During the period from June 1, 2000 through August 31, 2000, the high and low sales prices for the common stock were $.21 and $.03, respectively. The range of high and low sales prices for the common stock as reported by Nasdaq and the range of high and low bid prices as quoted on the OTC Bulletin Board are listed below for the periods indicated. The OTC Bulletin Board prices are indicated by an asterisk. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

                                                             Price
                                                     ----------------------
                                                      High             Low
                                                      ----             ---
Fiscal Year 1998:     Quarter Ended:
-----------------     --------------
First Quarter         April 19, 1998                 $2.2188          $ .25
Second Quarter        July 12, 1998                  $ .875           $ .25
Third Quarter         October 4, 1998                $ .875           $ .125*
Fourth Quarter        December 27, 1998              $ .29*           $ .09*

Fiscal Year 1999:     Quarter Ended:
-----------------     --------------
First Quarter         April 18, 1999                 $ .56*           $ .22*
Second Quarter        July 11, 1999                  $ .28*           $ .10*
Third Quarter         October 3, 1999                $ .24*           $ .04*
Fourth Quarter        December 26, 1999              $ .06*           $ .02*


Fiscal Year 2000:     Quarter Ended:
-----------------     --------------
First Quarter         April 16, 2000                 $ .25*           $ .03*
Second Quarter        July 9, 2000                   $ .20*           $ .02*


"Penny Stock" Rules

     Because the bid price of the common stock has been below $5.00 per share, the SEC's Rule 15g-9 may apply to the common stock. This rule imposes additional sales practice requirements on a broker-dealer that sells Rule 15g-9 securities to persons other than the broker-dealer's established customers and institutional accredited investors. For transactions covered under Rule 15g-9, the broker-dealer must make a suitability determination of the purchaser and receive the purchaser's written agreement to the transaction before the sale. In addition, broker-dealers, particularly if they are market makers in the common stock, have to comply with the disclosure requirements of Rules 15g-2, 15g-3, 15g-4, 15g-5, and 15g-6 under the Exchange Act unless the transaction is exempt under Rule 15g-1. Consequently, Rule 15g-9 and these other rules may adversely affect the ability of broker-dealers to sell or to make markets in the common stock and also may adversely affect the ability of purchasers of the shares offered by this prospectus to resell their shares.

Holders of Record

     We had approximately 104 holders of record of our common stock as of September 27, 2000.

Dividends

     We have never paid cash dividends on our common stock and intend to retain earnings, if any, to use in operating and expanding our business. Our board of directors will determine the amount of future dividends, if any, based upon our earnings, financial condition, capital requirements and other conditions. Our guaranty of our subsidiary's loan agreement with FINOVA prohibits us from paying cash dividends on our common stock.

            MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of the Company's results of operations and financial condition. This discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere herein.


General

     Effective May 31, 2000, (closing date June 2, 2000), the Company acquired all of the common stock of B4B from DCI Telecommunications, Inc. in exchange for 40,000,000 shares of the Company's common stock and the assumption of $3,453,652 of debt of DCI. The acquisition has been accounted for as a reverse acquisition under the purchase method for business combinations. Accordingly, the combination of the two companies is recorded as a recapitalization of B4B, pursuant to which B4B is treated as the continuing entity. Accordingly, the Statement of Operations reflects the activity of B4B since inception.

     On June 7, 2000, the Company received a net investment of $900,000 in exchange for 6% secured convertible debentures. At that time, we issued debentures in an aggregate principal amount of $4,553,652, of which $4,353,652 were issued to Sherman LLC and $200,000 were issued to Triton Private Equities Fund, LP. The debentures issued to Triton were issued to refinance existing indebtedness owed to Triton. The debentures issued to Sherman were issued in exchange for an investment of $900,000 by Sherman and to refinance another $3,453,652 of existing indebtedness owed by the Company.


Results of Operations for the 28 Week Period Ended July 9, 2000

     Revenues and costs and expenses for the 28 weeks ended July 9, 2000 (the end of our second fiscal quarter) were $18,950 and $39,013, respectively. There were no revenues and costs and expenses for the comparable 1999 period.

     Selling, general and administrative expenses for the 28 weeks ended July 9, 2000 were $539,007, consisting principally of salaries, rent and professional fees associated with the Company's acquisition of B4B.

     The Company recognized interest expense of $1,517,884 as a result of the beneficial conversion feature of the convertible debentures of $4,553,652 assumed in the acquisition of B4B.

     The Company recognized an extraordinary gain in the period ended July 9, 2000 as a result of the settlement of an accounts payable with a vendor.

Results of Operations for the Year Ended December 26, 1999

     B4B was formed on June 2, 1999 and had no operations before that date. Consequently, comparisons of B4B's 1999 operations with its operations during prior periods are impossible.

     Between inception and December 26, 1999 (the end of our 1999 fiscal year), B4B generated revenues of $3,475 while incurring costs and expenses of $27,681.

     Selling, general and administrative expenses during the same period were $103,876. These costs were attributable largely to administrative costs incurred in connection with the early stages of B4B's development. These costs resulted in a net loss for the period of $128,082 for B4B.

Liquidity and Capital Resources

     Cash used in operations for the period ended July 9, 2000 was $379,115, principally as a result of the operating loss before non-cash items of $429,153.

     At July 9, 2000, the Company's primary source of liquidity was $482,776 in cash.

     Management believes that the Company's sources of working capital may be insufficient to meet its ongoing financial obligations. As of July 9, 2000, we had $482,776 in cash, but we had current liabilities of $4,171,942 as of that date and generated revenues of only $18,950 during the 28 weeks ended on that date. Our current liabilities are in addition to our long term debt. We hope to renegotiate or restructure our outstanding debt on more favorable terms; but if we cannot renegotiate our debt on more favorable terms, and if our revenues do not grow with sufficient speed and magnitude, we may become unable to continue as a going concern. Because we have pledged the outstanding stock of B4B to Sherman and Triton as security for our outstanding indebtedness to them, any default on that indebtedness will enable Sherman and Triton to take control of B4B, and we could be left without any business with which to generate revenue.

                                    BUSINESS

History

     Tanner's Restaurant Group, Inc., formerly known as Harvest Restaurant Group, Inc., was incorporated in June 1993 under the name "Clucker's Tex-Mex Venture, Inc." Initially, Harvest operated as an area developer for Cluckers Wood Roasted Chicken, Inc., the developer and franchiser of the "Cluckers" restaurant concept. By 1996, Harvest had decided to focus its operations on the development, operation and franchising of its own line of restaurants, Harvest Rotisserie restaurants. In 1997, Harvest attempted to grow this concept by implementing an area development program in Florida, Indiana and North Carolina. By the first quarter of 1998, however, all restaurants franchised under this area development program had been closed, and by July 1998 all four company-owned restaurants had been closed. The last remaining franchised restaurant was closed in August 1998, leaving Harvest with no ongoing business operations. By this time, Harvest had decided to pursue a merger with TRC Acquisition Corporation and focus its resources on the development of TRC's "Rick Tanner's Original Grill" restaurants.

     On January 14, 1999, TRC merged into Hartan, a wholly-owned subsidiary of Harvest, in a forward triangular merger. As consideration for the merger, we issued shares of our common stock, representing 50.1% of the then-outstanding shares, to the former shareholders of TRC. We also issued shares of our Series E preferred stock in connection with the acquisition. As a result of the merger, we came to own and franchise the "Rick Tanner's Original Grill" restaurants formerly owned and franchised by TRC. All ten of these restaurants were located in Georgia - - eight were company-owned, and two were franchised. Shortly thereafter, we changed our name to Tanner's Restaurant Group, Inc.

     In May 1999, we opened a seafood restaurant in suburban Atlanta operating under the name "Crabby Bob's Seafood Grill." We pursued the acquisition of the "Crabby Bob's Seafood Grill" chain of restaurants during 1999 but were unable to complete the acquisition.

     During the remainder of 1999 we experienced ongoing financial difficulties. We were forced to close or sell several restaurants, and, despite cash infusions from our Series D investors, we were unable to become profitable. These financial difficulties, coupled with our inability to complete the acquisition of "Crabby Bob's," left us in poor financial condition at the end of 1999.


Sale of the Restaurant Business

     On January 28, 2000, Hartan filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Georgia. Six wholly-owned subsidiaries of Hartan also filed voluntary petitions under Chapter 11 in the same jurisdiction. Hartan and these six subsidiaries owned substantially all of our assets.

     On February 9, 2000, the Bankruptcy Court approved a Sale of Assets Outside the Ordinary Course of Business Free and Clear of All Liens pursuant to Section 363(b) of the Bankruptcy Code by Hartan and its subsidiaries. On February 10, 2000, Hartan and its subsidiaries sold substantially all of the assets used in the operation of our "Rick Tanner's Original Grill" restaurants to RTOSF, Inc., the assignee of Restaurant Teams International, Inc. ("RTI"), for cash consideration of approximately $275,000. All proceeds of the sale were paid to creditors of Hartan and its subsidiaries. In addition, RTI and RTOSF forgave Hartan's repayment of $50,000 of debtor-in-possession financing that they had extended in connection with the bankruptcy, forgave any management fees owed to them by Hartan and its subsidiaries, and assumed certain liabilities pertaining to certain leases of Hartan and its subsidiaries. In addition, RTOSF agreed to indemnify certain former and, at that time, current officers and employees of the Company and its subsidiaries against any claims relating to the failure of the Company and its subsidiaries to pay certain taxes, with the maximum amount of such indemnification to be $125,000. The Bankruptcy Court dismissed the bankruptcy cases of Hartan and these six subsidiaries in March 2000. The dismissals of the cases by the Bankruptcy Court did not result in the discharge of the indebtedness of Hartan and the six subsidiaries. Consequently, as a result of the sale of assets to RTOSF, we had no ongoing operations and no operating assets; and, on account of the dismissals of the bankruptcy cases, Hartan and these six subsidiareis continued to remain liable for substantial amounts of debt.

Acquisition of B4B

     Effective May 31, 2000 (closing date June 2, 2000), we purchased from DCI all of the outstanding shares of B4B in exchange for 40,000,000 shares of the our common stock and our assumption of $3,453,652 of debt of DCI. In addition, we agreed to file this registration statement, covering the resale of those 40,000,000 shares.

     On June 7, 2000, we issued debentures in an aggregate principal amount of $4,553,652, of which $4,353,652 were issued to Sherman, L.L.C. and $200,000 were issued to Triton Private Equities Fund, L.P. The Debentures issued to Triton were issued to refinance existing indebtedness owed to Triton. The Debentures issued to Sherman were issued in exchange for an investment of $900,000 in us by Sherman and the refinancing of $3,453,652 of indebtedness owed by us.


Overview

     B4B was established in June 1999 as a provider of long distance telecommunications services in the United Kingdom. B4B's core business is prepaid calling cards that are sold primarily to expatriates living within the United Kingdom and to persons who cannot otherwise obtain telephone services because of credit problems. B4B purchases long distance call time from long distance carriers and resells this call time to prepaid calling card distributors in the United Kingdom. B4B's distributors sell these prepaid calling cards at a variety of locations, including confectionery, tobacco and news stores throughout the United Kingdom. B4B intends to use its prepaid calling card business as a base from which to expand into other telecommunications services.

Prepaid Calling Cards

     Prepaid calling cards allow consumers to purchase local, long distance and international telephone time at a fixed per minute cost. Generally speaking, this cost is lower than the long distance rates offered by conventional carriers. In addition to their competitive rates, prepaid calling cards provide customers with a single point of access to convenient, easy-to-use and cost-effective telecommunications products and services without the need for coins, operator assistance, collect or other third-party billed calls. Each time a call is made, the cost of the call is debited from the card by reference to a personal identification number (PIN) printed on each card. The PIN also allows the card user to access other services. Prepaid calling cards are also used to conduct electronic surveys by interactive voice response, to compile information for data bases, for fund-raising and promotional activities, and for advertising, both on the card itself and through pre-recorded voice messages that are played for the card user.

     Prepaid calling cards were first introduced into the marketplace in Italy during the early 1990's to simplify the process of placing telephone calls. The high degree of inflation in the Italian economy and the corresponding scarcity of coins made placing calls from coin-operated public telephones in Italy impractical. Carriers throughout Western Europe followed suit and began introducing the prepaid cards within their respective countries.

     InteleCard News, the leading American trade publication on prepaid cards, estimates that in 1994 the total value of prepaid cards issued in the United States was $25 million. By 1999 the total value of industry sales in the United States was estimated to exceed $3 billion. Approximately 40% of this growth has been attributed to the use of prepaid cards as a promotional or advertising item.

     Unfortunately, we are not aware of any reliable source for us to estimate the overall value of the European prepaid calling card market. However, given the endorsement of such carriers as British Telecom, Telecom Italia, Telecom de France, Deutche Telecom and others, we believe that the prepaid calling card is more commonly used in the European market than in the United States.


B4B's Services

     B4B's services currently include domestic calling in the United Kingdom and outbound international calling from the United Kingdom to more than 204 countries. Prepaid calling cards using B4B's services are now sold exclusively in the United Kingdom, but B4B has obtained access to capacity and network infrastructure so as to be able to offer its services on a prepaid phone card that can be used in Germany, France, Netherlands, Belgium and Spain, as well as in the United Kingdom.

     When a prepaid calling card is used for the first time, the voice system explains the service to the card user and guides the card user through the system's features. The call is then routed through a switch to the card user's ultimate destination, via a long distance carrier. Prior to the processing of the call, the system informs the card user of the time remaining on the card. The card user is also notified when the minutes purchased on the card are about to expire. A card expires on the earlier to occur of a fixed date or depletion of the credit balance.


B4B's Target Market

     Prepaid phone cards are commonly used by expatriates to make international phone calls "back home" to, among others, friends, family and business associates. These expatriates constitute a significant market for prepaid phone cards. Persons who cannot otherwise obtain telephone service because of credit difficulties represent another significant market for prepaid phone cards. These expatriates and credit-risk persons form our two core markets. We hope that several trends that we have noticed, such as the use of prepaid calling cards by businesses for the purpose of controlling telephone costs by outside sales and service personnel and the use of prepaid calling cards on a wholesale basis for advertising and promotional purposes, will open new markets for us. To analyze these potential markets, B4B is also focusing on the corporate and advertising applications of our products. Another market that B4B is targeting is the mobile phone market. B4B is currently developing a product for users of mobile phones. Mobile network providers in Europe often block the use of prepaid calling cards on their networks, but we believe that B4B's technology is compatible with all existing network providers and we hope to gain access to the mobile networks with this technology.

     B4B also seeks to increase the amount of business that it does in other countries. Given that B4B now has the capacity to offer services throughout the United Kingdom and in France, Belgium, the Netherlands, Germany and Spain, we hope to target market segments in these countries like those that we target in the United Kingdom. In addition to increasing our geographic scope, we hope that such expansion will enable B4B to become less dependent upon its existing distributors and position B4B to attract new agents, resellers and distributors in a number of different countries.

     We believe that B4B's pan-European agreement with a major international carrier makes it one of very few companies in the United Kingdom that can provide prepaid platforms for cards that can be used both in the United Kingdom and in France, the Netherlands, Belgium, Germany and Spain.

Dependence on Distributors and Suppliers

     B4B is wholly dependent upon its distributors for its revenues. For that reason, B4B has initiated, through its direct sales team, direct marketing programs designed to expand its network of distributors.

     B4B is also dependent on the long distance carriers over whose phone lines B4B's calls are carried. B4B negotiates with these carriers to obtain rates that are based, in large part, on commitments by B4B to generate minimum monthly call volumes to specific destinations. Negotiating the lowest possible price with these carriers complies with B4B's strategy of employing the lowest practical cost structure so that it can price its products competitively.

     We seek relationships with top carriers as part of our commitment to provide quality service. Our sales strategy for these services is to compete on a cost leadership basis, since we believe the service that we provide is viewed by our customers as relatively homogenous with that provided by our competitors.

Management Experience

     B4B's management collectively has over thirty years' experience negotiating bilateral carrier agreements, including landing and termination rights. B4B's management also has significant experience negotiating with foreign jurisdictions to obtain direct links into the public switch telephone networks of those foreign jurisdictions. B4B uses direct routes terminating through the government-sanctioned official carrier at the destination end. We believe that management's negotiating experience enables B4B to route traffic into third party countries on routes that are of above-average quality at rates that are below spot market prices available on the market in the United Kingdom. We believe that B4B will be able to command even lower purchase rates and establish prominence in selected markets if B4B is able to generate greater volumes of call traffic on these direct routes.

Growth Strategy

     The core markets for B4B's services are expatriates and credit-risk persons who seek a low cost means of placing local, long distance and international calls. As was stated above, we hope that several trends that we have noticed, such as the use of prepaid calling cards by businesses for the purpose of controlling telephone costs by outside sales and service personnel and the use of prepaid calling cards on a wholesale basis for advertising and promotional purposes, will open new markets for us. We are also evaluating the feasibility of entering the mobile phone market.

     B4B has engaged two advertising firms, and B4B's distributors are also engaging media consultants and public relations experts, to evaluate the advisability of running television commercials, radio spots and print media advertisements to create public awareness of our products and services and to distinguish B4B's prepaid calling cards from those of B4B's competitors.

     It is our belief that American technology and marketing policies are more advanced, by approximately two to four years, and more sophisticated than those employed in the European market. B4B intends to implement strategies and techniques that have been used successfully in the United States to establish itself as a market leader and innovator in the European market.

     For example, it has been estimated that a large percentage of the expansion in prepaid phone card sales in the United States is attributable to promotional and advertising applications in which a certain number of minutes or a certain amount of monetary value is rewarded to a user on the purchase of a product or service. B4B's research indicates that very few companies are using prepaid calling cards for promotional purposes like this in the United Kingdom. Accordingly, B4B is developing a strategy for targeting corporate clients for promotional applications of calling cards.

     B4B is also investing in research and development so as to keep ahead of market developments and trends. B4B intends to use its prepaid calling card business as a base from which to expand its services. B4B is currently evaluating the possibility of using independent sales agents to resell services such as "one number follow me" and "least cost routing services" to the corporate and residential markets.


Intellectual Property

     B4B encourages its distributors to obtain intellectual property protection for their card names, service marks and designs.


Competition

     The telecommunications services industry is intensely competitive, rapidly evolving and subject to constant technological change. Today there are more than 3,000 companies selling prepaid calling cards worldwide and more than 10,000 companies and individual retailers selling prepaid calling cards in the United Kingdom. We expect competition to increase in the future. Other providers currently offer one or more of each of the services offered by B4B. As a service provider in the long distance telecommunications industry, B4B competes with several dominant providers. B4B expects that new competitors are likely to enter the telecommunications market and attempt to market telecommunications services similar to B4B's services, which would result in greater competition for B4B. The ability of B4B to compete effectively in the telecommunications services industry will depend upon its ability to provide high quality services at prices generally competitive with, or lower than, those charged by its competitors. Certain of B4B's competitors dominate the telecommunications industry and have the financial resources to enable them to withstand substantial price competition, which is expected to increase significantly, and there can be no assurance that B4B will be able to compete successfully in the future. Moreover, there can be no assurance that certain of B4B's competitors will not be better situated to negotiate contracts with suppliers of telecommunications services which are more favorable than contracts negotiated by B4B. In addition, there can be no assurance that competition from existing or new competitors or a decrease in the rates charged for communications services by the major long distance carriers or other competitors would not materially adversely affect us. B4B believes that the principal competitive factors affecting the market for telecommunications services are price, quality of service, reliability of service, degree of service integration, ease of use, service features and name recognition. B4B believes that it competes effectively in these areas.

     In our opinion, name recognition is the principle element driving purchase decisions. As such, B4B typically insists that its distributors commit a fixed budget for marketing and name recognition.

     Since its development began to catch on in the early 1990's, the prepaid phone card has evolved. Its evolution inspired the creation of the Smart Card, a calling card with a stored monetary value embedded into a chip incorporated into the card. B4B does not offer Smart Card technology, as the cost of production for these cards is higher than conventional cards. Nevertheless, some of B4B's competitors offer this technology.


Government Regulation

     The terms and conditions under which B4B provides its services are subject to regulation by various jurisdictions throughout the world. Many of the countries in which B4B provides, or intends to provide, services prohibit or limit the services which B4B can provide and the transmission methods by which it can provide such services. There can be no assurance that certain of B4B's services and transmission methods will not continue to be or will not become prohibited in certain jurisdictions, and, depending on the jurisdictions, services and transmission methods affected, there could be a material adverse effect on B4B's business, financial condition and results of operations. Local laws and regulations differ significantly among the jurisdictions in which B4B operates, and, within such jurisdictions, the interpretation and enforcement of such laws and regulations can be unpredictable.

Unsettled Nature of Regulatory Environment.

     B4B has pursued and expects to continue to pursue a strategy of providing its services to the maximum extent it believes permissible under applicable laws and regulations. The Company's provision of services in Europe may also be affected if any EU member state imposes greater restrictions on non-EU international service than on such service within the EU. There can be no assurance that jurisdictions in which B4B provides services will not adopt laws or regulatory requirements that will adversely affect B4B. Additionally, there can be no assurance that future foreign regulatory, judicial or legislative changes will not have a material adverse effect on B4B or that regulators or third parties will not raise material issues with regard to B4B's compliance with applicable laws or regulations. If B4B is unable to provide the services it is presently providing or intends to provide or to use its existing or contemplated transmission methods due to its inability to receive or retain formal or informal approvals for such services or transmission methods, or for any other reason related to regulatory compliance or the lack thereof, such events could have a material adverse effect on B4B's business, financial condition and results of operations.


Employees

     As of September 27, 2000, we employed four people, of whom three are executive and administrative personnel. None of our employees is covered by a collective bargaining agreement. We consider our employee relations to be good.


Properties

     We lease approximately 1,638 square feet of space for our executive offices in Bridgeport, Connecticut for $2,396 per month, in addition to a $15,000 fee that we paid at the inception of the lease. In addition, we lease approximately 2,000 square feet of space for our offices in London, England for $3,800 per month.

     Prior to the bankruptcy filings and the subsequent sale of the Tanner's restaurants, we leased 14 properties that ranged in size from approximately 3,000 to 5,326 square feet and ranged in rent from $2,919 to $11,917 per month. These leases have terminated, been assigned to RTI in connection with the sale of assets of Hartan and its six subsidiaries, or are in default. Although there were no ongoing Harvest Rotisserie restaurant operations when Harvest merged with TRC in January 1999, Harvest had previously guaranteed all of the real estate leases on all Harvest Rotisserie franchised restaurants. We accrued a real estate disposition liability of $145,000 at December 26, 1999, which we believe will be sufficient to settle all obligations related to the closing of the company-owned and franchised Harvest Rotisserie restaurants, and the abandonment of the Harvest Rotisserie restaurant sites then under development.

                                        Form of          Lease         Monthly
     Location                           Ownership        Expiration    Rent
     --------                           ---------        ----------    ----

     Corzon Offices:

     1087 Broad Street, 4th Floor       Office Lease     2005          $2,396(1)
     Bridgeport, Connecticut  06604

     B4B Offices:

     Baird House, Suite 4C              Office Lease     2003          $3,800
     15-17 St. Cross Street
     London, EC1N 8UW

----------

(1) The monthly rent will decrease to $1,979 for the final three years of the lease.

Legal Proceedings

We are a named party in the following legal proceedings:

     On June 1, 1998, Harvest Restaurant Group, Inc. (now known as Tanner's Restaurant Group, Inc.) was named as a defendant in a lawsuit filed in Texas in Nueces District Court by Lin Chin Liu Ho and Chi Pen Ho (Case Number 98-2048-E). The Court has awarded the plaintiffs a judgment against us in the amount of $75,000. In addition, the Court has awarded a post-judgment writ of garnishment against one of our bank accounts.

     On August 12, 1998, Harvest was named as a defendant in a lawsuit filed in Texas by Green Tree Vendor Services Co. in Bexar County Court (Case No. 247317), seeking recovery of damages of $38,691 for Harvest's failure to make payments under two equipment leases. The court has awarded the plaintiffs a judgment in the amount of $38,691.

     On August 20, 1998, Harvest was named as a defendant in a lawsuit filed in Texas by Toufic Kahlife in Bexar County District Court in Case No. 98-CI-12200. The Court has entered a judgment in favor of the plaintiffs for $87,500, plus court costs and interest. We are exploring the possibility of a settlement with Mr. Kahlife.

     On April 14, 2000, Sysco Food Systems of Atlanta, L.L.C. filed a complaint against us in the Superior Court of Fulton County, Georgia. We have reached a settlement agreement with Sysco pursuant to which we paid Sysco $60,000 in cash and issued to Sysco 2,105,263 shares of common stock.

     On June 22, 2000, litigation was commenced against the Company and certain of its affiliated companies by Finova Mezzanine Capital Inc. The litigation arises out of certain guaranties executed by the Company and its affiliated companies in connection with two promissory notes executed by Hartan, Inc., a wholly-owned subsidiary of the Company, in January 1999 in connection with the merger of TRC Acquisition Corporation with and into Hartan. The Complaint seeks a judgment against the Company and the affiliated companies in the amount of $1,790,323.52 plus interest, costs and attorneys fees. We are exploring the possibility of a settlement with Finova.

     Prior to the merger of TRC with and into Hartan, Harvest had settled a number of lawsuits and claims, and since the merger, the Company has settled additional lawsuits and claims. Some of these settlements are documented by executed settlement agreements and releases while others are not.

     We are involved in certain claims arising in the normal course of business. In our opinion, although the outcomes of any such claims are uncertain, in the aggregate they are not likely to have a material adverse effect on us.

                                   MANAGEMENT

     Our officers and directors as of October 1, 2000 are listed below. Each director listed below will hold office until the next annual meeting of shareholders. Cumulative voting is not permitted in the election of directors.

     The following table provides information about our directors and executive officers.


     Name                  Age   Position(s) with the Company
     ----                  ---   ----------------------------

     Lawrence Shatsoff     46    Chief Executive Officer, President and Director

     Clifford Postelnik    56    Vice President of Operations, Secretary and
                                 Director

     Jose A. Auffant       31    Chairman of the Board and Director

     Lawrence Shatsoff and Clifford Postelnik were officers of B4B (formerly Fone.com) prior to our acquisition of B4B. In addition, Mr. Shatsoff was an officer and director of DCI Telecommunications, from whom we purchased all of the outstanding stock of B4B. B4B was a wholly-owned subsidiary of DCI. DCI now owns approximately 55.8% of the outstanding shares of our common stock. See "Principal and Selling Shareholders - Principal Shareholders." Mr. Shatsoff owns 122,199 shares of common stock of DCI but is no longer an officer or director of DCI and has surrendered his options to acquire 1,028,545 shares of common stock of DCI. Messrs. Shatsoff and Postelnik were nominated to serve on the board of directors pursuant to the contractual obligations contained in the agreement between us and DCI whereby we acquired Fone.com from DCI.

     In December, 1999, Clyde E. Culp, III resigned from the Board. Richard E. Tanner resigned from the Board in January 2000, and on May 11, 2000, the holders of a majority of our then-outstanding shares of common stock elected Jose A. Auffant and Rollin M. Shouse to the Board and effectively removed James R. Walker from the Board. On September 8, 2000, the shareholders elected Mr. Auffant, Lawrence Shatsoff and Clifford Postelnik to the Board. Mr. Shouse did not stand for election and is therefore no longer a director.

     Our officers are appointed at the first meeting of the board of directors after each annual meeting of shareholders. Officers hold office for a term of one year and until their successors are chosen and qualified or until their earlier resignation or removal.


Backgrounds of Our Directors and Executive Officers

     Lawrence Shatsoff has served as our President since June 2000. In September 2000, Mr. Shatsoff assumed the additional title of Chief Executive Officer and was elected to serve on the board of directors. Prior to joining us, Mr. Shatsoff was the Vice President and Chief Operations Officer of DCI. From 1991 to 1994, Mr. Shatsoff was the Vice President and Chief Operations Officer of Alpha Products, a computer board sales and manufacturing company. From 1988 through 1990, Mr. Shatsoff was the Executive Vice President of Kalon Systems, a data processing services company.

     Clifford A. Postelnik has served as our Vice President since June 2000. In September 2000, Mr. Postelnik assumed the additional role of Secretary and was elected to serve on the board of directors. Prior to joining us, Mr. Postelnik was the Managing Director of European Operations for Fone.com. From 1997 until 1999, when he joined Fone.com, Mr. Postelnik was the vice president of sales of Edge Communications, Inc., a prepaid phone card issuer. From 1995 until 1997, Mr. Postelnik was a vice president of Accent Communications, Inc., a long distance reseller. Prior to joining Accent, Mr. Postelnik had a 30-year career in bilateral carrier contract negotiations and marketing to the tour and travel industry, airlines and hotels in Europe, Africa and the Far East.

     Jose A. Auffant has served as our director since May 2000 and was appointed to be the Chairman of the Board in September 2000. From May 2000 until September 2000, Mr. Auffant served as our Chief Executive Officer, Chief Financial Officer and Secretary. Mr. Auffant is currently the general counsel for J.P. Carey Securities, Inc. From 1997 to 2000, Mr. Auffant was associated with Winston & Strawn, a Chicago, Illinois based law firm, in its corporate department. Mr. Auffant received a Juris Doctor degree from Emory University School of Law in 1997 and a Bachelor of Business Administration degree from Stetson University in 1991.


Committees of the Board of Directors and Nominations by Shareholders

     During 1999, the board of directors held one regular meeting. All of our directors attended at least 75% or more of the meetings of the board and board committees on which they served, during the time periods during which they served, in 1999.

     We do not have standing audit, compensation or nominating committees. The board nominates candidates to stand for election as directors. Our articles of incorporation permit shareholders to make nominations for directors but only if such nominations are made pursuant to timely notice in writing to our Secretary.


Executive Compensation

     The following table provides information concerning compensation for the past fiscal three years to our executive officers.

                                    Summary Compensation Table
                                                                                         Long-Term
                                                                                        Compensation
                                                                                           Awards
                                                    Annual Compensation                  Securities
                                                                        Other Annual     Underlying
Name and Principal Position             Year    Salary($)   Bonus($)   Compensation($)   Options(#)
---------------------------             ----    ---------   --------   ---------------   ----------

William J. Gallagher                    1999    200,000(4)        0            0               0
  Former Chairman and Chief Executive   1998     90,000           0       13,691(2)      140,000(1)
  Officer                               1997     89,519      37,156       17,663

Clyde E. Culp, III                      1999    142,308           0           0                0
  Former Chairman and Chief Executive
  Officer

Robert J. Hoffman                       1999    126,575           0        4,200(3)            0
  Former Chief Executive Officer,
  President and Secretary;
  Formerly Senior Vice President of
  Operations

Timothy R. Robinson                     1999    122,599           0            0               0
  Former Vice President and Chief
  Financial Officer

----------

(1) On February 5, 1998, the Board of Directors authorized a repricing of the option exercise price for all outstanding options granted under the Harvest Stock Option Plan to $1.00, with no change in the vesting periods. Mr. Gallagher owned 140,000 options at that time. This revised exercise price represented approximately 200% of the market price of the common stock on the date of the repricing.
(2) This amount consists of a car allowance of $5,157 and $8,534 that was used to pay off a loan.
(3)  This amount represents a car allowance.

(4) This amount represents payments made to Mr. Gallagher pursuant to his severance agreement.


Compensation of Directors

     While we have stated previously that directors are paid $250 per meeting, we have not paid our directors for attending meetings since the date of the merger with TRC.


Employment Contracts and Termination of Employment and Change-in-Control Arrangements

     When we completed the merger with TRC on January 14, 1999, Clyde E. Culp, III, the chairman and chief executive officer of TRC prior to the merger, became our Chairman and Chief Executive Officer. Mr. Culp's five year employment agreement provided that Mr. Culp would be paid an annual salary of $200,000. Mr. Culp resigned in December 1999.

     In connection with the merger, William J. Gallagher, our chief executive officer prior to the merger with TRC, executed a severance agreement with us pursuant to which he resigned from all positions that he held with us, other than as one of our directors, in exchange for our agreement to pay him a total of $200,000. Mr. Gallagher remained on the board of directors until April 1999. We have paid Mr. Gallagher all amounts owed him under his severance agreement.


Director and Officer Liability and Indemnification

     The Texas Miscellaneous Corporation Act, which we refer to as the Texas Act, allows a Texas corporation to include a provision in its articles of incorporation limiting or eliminating the personal liability of its directors to the corporation and its shareholders for monetary damages for breach of directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors exercise that degree of care which a person of ordinary prudence would exercise under the same or similar circumstances. Absent the limitations authorized by such provision, directors are accountable to corporations and their shareholders for monetary damages for conduct constituting negligence and fraud in the exercise of their duty of care. Although Article 1302-7.06 of the Texas Act does not change a director's duty of care, it enables corporations to limit available relief to non-monetary equitable remedies such as injunction or rescission. Our articles of incorporation limit the personal liability of our directors, in their capacity as directors but not in their capacity as officers, to us or our shareholders to the fullest extent permitted by the Texas Act. Specifically, a director will not be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director, except for:

     o any breach of the director's duty of loyalty to us or our shareholders,
     o acts or omissions not in good faith that constitute a breach of duty to us or which involve intentional misconduct or a knowing violation of law,
     o transactions from which the director receives an improper benefit, whether or not resulting from an action taken within the scope of the director's office, or
     o actions or omissions for which director liability is expressly provided by applicable statute.

     This provision may reduce the likelihood of derivative litigation against directors and may discourage or deter shareholders or management from bringing a lawsuit against directors for breach of their duty of care, even though that action, if successful, might otherwise have benefited us and our shareholders. However, this provision, together with a provision that requires us to indemnify our officers and directors against some kinds of liabilities, is intended to enable us to attract qualified persons to serve as directors who might otherwise be reluctant to do so. The SEC has taken the position that this provision will have no effect on claims arising under the federal securities laws.

     In addition, our articles state that if the Texas Act or other applicable provision of Texas law is ever amended to allow for greater exculpation of directors than presently permitted, the directors will be relieved from liabilities to the fullest extent provided by Texas law, as so amended. No further action by the board of directors or our shareholders is required, unless Texas law provides otherwise. No modification or repeal of this provision will adversely affect the elimination or reduction in liability provided by it with respect to any alleged act occurring before the effective date of the modification or repeal.

     Our articles of incorporation permit us to indemnify our directors and officers to the fullest extent permitted by Texas law, including in circumstances in which indemnification is otherwise discretionary under Texas law.

     Under Texas law, a corporation may indemnify a director or officer or other person who was, is, or is threatened to be made a named defendant or respondent in a proceeding because the person is or was a director, officer, employee or agent of the corporation, if it is determined that the person:

     o    conducted himself or herself in good faith;
     o reasonably believed, in the case of conduct in his or her official capacity as a director or officer of the corporation, that his or her conduct was in the corporation's best interests, and, in all other cases, that his or her conduct was at least not opposed to the corporation's best interests; and
     o in the case of any criminal proceeding had no reasonable cause to believe that his or her conduct was unlawful.

     A person entitled to indemnification under these provisions may be indemnified against judgments, penalties (including excise and similar taxes), fines, settlements and reasonable expenses he or she actually incurs in connection with the proceeding. If the person is found liable to the corporation or is found liable on the basis that personal benefit was improperly received by the person, the indemnification is limited to reasonable expenses actually incurred by the person in connection with the proceeding, and shall not be made in respect of any proceeding in which the person is found liable for willful or intentional misconduct in the performance of his or her duty to the corporation.

     Our articles of incorporation make indemnification of directors and officers mandatory if the conditions previously mentioned are met, and constitutes under Texas law the authorization to indemnify that is otherwise left to a vote of the directors, or a committee of the directors, or a determination by special legal counsel, or a vote of the shareholders. Indemnification is mandatory, regardless of the conditions previously mentioned, if the director or officer is wholly successful on the merits or otherwise, in the defense of the proceeding.

     Our articles of incorporation also provide for the advancement of expenses by us to a director or officer in advance of the final disposition of the proceeding so long as the director or officer makes a good faith written affirmation that he or she has a good faith belief that he or she has met the standard of conduct necessary for indemnification and gives a written undertaking, which need not be secured, to repay us if ultimately it is determined that the standard of conduct required for indemnification was not met or the director or officer was willful or intentional in the misconduct of the performance of his or her duty to us.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to these provisions, or otherwise, the SEC has advised us that in its opinion, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether our indemnification is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.

                              CERTAIN TRANSACTIONS

     The following is a summary of certain transactions and relationships among the Company and our subsidiaries and our directors, executive officers and greater than 5% stockholders.

     Lawrence Shatsoff, our Chief Executive Officer, President, and director, was formerly a director of B4B and the Vice President and Chief Operations Officer of DCI, from whom we acquired B4B. Mr. Shatsoff owns 122,199 shares of common stock of DCI, which now owns 40,000,000 shares of our common stock.

     As consideration for the acquisition of B4B, we issued 40,000,000 shares of our common stock to DCI, the former parent of B4B. Consequently, DCI now owns approximately 55.8% of our outstanding shares of common stock. We also assumed certain liabilities of DCI in the acquisition of B4B.

     Several of our former officers and directors, as well as holders of 5% or more of our outstanding common stock, received our securities in our January 1999 merger with TRC Acquisition Corporation, in which we acquired the "Rick Tanner's Original Grill" restaurants that we sold in February, 2000. Clyde E. Culp, III, our former Chairman and Chief Executive Officer, received 1,178,063 shares of common stock in exchange for his shares of TRC common stock and received options to acquire an additional 78,538 shares of common stock in exchange for his options to acquire shares of TRC. Also as part of the merger, Mr. Culp executed an employment agreement to become our Chairman and Chief Executive Officer. James R. Walker, our former director, is an equity owner of SECA VII, LLC, which received 765,741 shares of common stock, 183,150 shares of Series E preferred stock, and options to acquire 54,976 shares in the merger, also in exchange for its TRC securities. Timothy R. Robinson, our former Chief Financial Officer, received options to acquire 254,462 shares of common stock, and Robert J. Hoffman, our former Chief Executive Officer, received options to acquire 243,466 shares of common stock, in each case in exchange for their options to acquire shares of common stock of TRC.

     Also in the merger with TRC, Richard Tanner, our former director, received approximately 469,775 shares of Series E preferred stock in exchange for his agreement to cancel a promissory note from TRC to him, his agreement to terminate his employment agreement with TRC, and his conversion of shares of Class A preferred stock of TRC. Mr. Tanner also received 1,413,675 shares of common stock in exchange for his outstanding TRC shares and options to acquire 353,419 shares of common stock in exchange for his options to acquire shares of TRC. Mr. Tanner has indicated that he believes that the Company agreed to issue to him a greater number of shares of Series E preferred stock than he actually received.

     Mr. Gallagher, a former director and officer, is an officer of Santa Cruz Squeeze, Inc., which advanced money to Harvest in 1998 secured by a real estate lien note in the approximate amount of $150,000. Harvest paid this note in full before the merger.

     SECA VII, LLC, a significant shareholder and an entity in which Mr. Walker, formerly one of our directors, is an equity owner, has loaned Hartan $350,000 at an interest rate of 12.5%. This loan matured on September 9, 1999. In November 1999, SECA agreed to extend the maturity date of the loan in exchange for our issuance to SECA of warrants of acquire 100,000 shares of our common stock at an exercise price of $.04 per share. The maturity date has been extended to January 31, 2001.

     In March 1999, Clyde E. Culp, III, our former Chairman of the Board and Chief Executive Officer, loaned approximately $350,000 to Pacific Ocean Restaurants, Inc., the parent entity of Crabby Bob's Seafood, Inc., from whom we sought to purchase the assets used in the operation of the Crabby Bob's Seafood Grill Restaurant chain. Mr. Culp loaned these funds to Pacific Ocean so that Pacific Ocean could satisfy certain of its immediate obligations while we continued to pursue our acquisition of the Crabby Bob's assets. Interest on Mr. Culp's loan began accruing at a rate of 10% per annum in September 1999. Mr. Culp's loan became due on the date of termination of the letter of intent between us and Pacific Ocean. The obligations of Pacific Ocean under Mr. Culp's note are secured by the personal property, general intangibles and intellectual property used in the operation of the Crabby Bob's Seafood Grill and Bob's on the Bay restaurants operated by Crabby Bob's Seafood, Inc. Mr. Culp has also personally guaranteed two loans on our behalf.

     In February 2000, in connection with the sale of assets to Hartan and six of Hartan's subsidiaries to RTOSF, RTI agreed to indemnify Robert J. Hoffman, our acting Chief Executive Officer at that time, and certain other of our subsidiaries' former officers and employees against any claims relating to our failure or the failure of our subsidiaries to pay certain sales taxes, with the aggregate amount of such indemnification to be limited to $125,000.

     In June 2000, we agreed, as RTI had agreed, to indemnify Mr. Robinson for any claims relating to our failure or the failure of our subsidiaries to pay certain sales taxes.

     We have no official policy regarding material transactions between our directors and officers and us. We generally seek to have any such transaction approved or ratified by a majority of our directors who lack a personal interest in the matter. Because we currently have only three directors, that approval or ratification is not always available to us.


Compliance with Section 16(a) of the Exchange Act

     Section 16(a) of the Exchange Act requires our executive officers and directors and persons who beneficially own more than 10% of a registered class of our equity securities to file reports of securities ownership and changes in such ownership with the Commission and NASDAQ. Officers, directors and greater than 10% beneficial owners also are required by rules promulgated by the Commission to furnish us with copies of all Section 16(a) forms they file. Based solely on review of the copies of the reports furnished to us and written representations that no other reports were required, except for the late filing of a Form 5 on behalf of SECA VII, LLC, we believe that, during 1999, our executive officers, directors and greater than 10% beneficial owners complied with all applicable Section 16(a) filing requirements.

                       PRINCIPAL AND SELLING SHAREHOLDERS

Principal Shareholders

     The following table provides information as of September 27, 2000 concerning ownership of the capital stock by each director and officer, all directors and officers as a group, certain former officers and directors, and all beneficial owners of 5% or more of the outstanding shares of common stock. As of September 27, 2000, 71,746,643 shares of our common stock were outstanding.

     DCI owns 40,000,000 shares of our common stock, representing approximately 55.8% of the outstanding shares. As such, DCI has to ability, acting alone, to approve or reject any proposal requiring the approval of the holders of a majority of the outstanding shares of our common stock. Similarly, DCI has the ability to reject any proposal requiring the approval of the holders of more than a majority of our outstanding shares of common stock.

     Except as otherwise noted, the persons named in the table own the shares beneficially and of record and have sole voting and investment power with respect to all shares of capital stock shown as owned by them, subject to community property laws, where applicable. Except as otherwise indicated, each shareholder's address is in care of us at 1087 Broad Street, Suite 402, Bridgeport, Connecticut 06604. The Right to Acquire column in the table also reflects all shares of common stock that each individual has the right to acquire within 60 days from the above date upon exercise of stock options or common stock purchase warrants or upon conversion of preferred stock.


                                                                     Percent of
                                                                     Outstanding
                                 Class of   Number of        Right    Shares of
Name(1)                           Stock    Shares Owned   to Acquire   Class(1)
-------                           -----    ------------   ----------   --------
DCI Telecommunications, Inc.(4)   Common    40,000,000            0     55.8%
The Rearden Trust(5)              Common     4,854,803            0      6.8
Clyde E. Culp, III(6)             Common     1,178,063       78,538      1.8
William J. Gallagher(7)           Common        10,000      140,000      (2)
Richard Tanner                    Common     1,413,675    2,232,519      4.9
Robert J. Hoffman                 Common             0      243,466      (2)
Timothy R. Robinson               Common             0      254,462      (2)
-------------------               ------    ----------    ---------

All officers and directors
as a group (3 persons) (3)        Common             0            0        0%

-------------------

(1) This table excludes holders of our convertible securities who have agreed to limit the number of shares of common stock that any such shareholders hold at any one time to not more than 4.99% of the outstanding shares of our common stock.
(2)  Represents less than 1% of the outstanding shares of our common stock.
(3) None of Messrs. Auffant, Shatsoff or Postelnik, who constitute all of our current directors and executive officers, beneficially own any shares of our capital stock or have the right to acquire any shares of our capital stock.
(4) The address of DCI Telecommunications, Inc. is 611 Access Road, Stratford, Connecticut 06615.
(5) The address of the Rearden Trust is c/o City Trust Limited, Third Floor, Murdoch House, South Quay, Douglas, Isle of Man IM1 5A5.
(6) The address for Mr. Culp is c/o Bakery Resources Group, 2275 Rolling Run Drive, Baltimore, Maryland 21244.
(7) The address for Mr. Gallagher is c/o JAG Capital, 1250 N.E. Loop 410, Suite 335, San Antonio, Texas 78209.

Selling Shareholders

     This prospectus and the registration statement of which it is a part have been filed pursuant to our contractual agreement with DCI. DCI owns approximately 55.8% of the outstanding shares of our common stock and nominated Lawrence Shatsoff and Clifford Postelnik to become members of our board of directors. On June 23, 2000, the Securities and Exchange Commission filed a complaint against DCI. Lawrence Shatsoff, our President and a director, formerly served as a director and executive officer of DCI, but was not named by the SEC in its complaint. In a press release dated June 30, 2000, DCI denied any wrongdoing.

     Each of the selling shareholders named in the following table may, from time to time, offer all of the shares shown next to his or its name at the then current prices in the over-the-counter market or in isolated private transactions, at negotiated prices, with institutional or other investors. See "Plan of Distribution." Each selling shareholder who is a natural person will have sole voting and investment power with respect to his shares of the common stock after he converts his shares of the Series D preferred stock or exercises a warrant. No selling shareholder has any voting power with respect to the shares of the common stock issuable on the exercise of warrant before executing it. In addition, the selling shareholder may not sell the underlying shares of the common stock until after conversion or exercise, as applicable. See "Description of Securities." No selling shareholder who is a natural person, and no natural person affiliated with any entity which is a selling shareholder is, or has ever been, an executive officer or director of our company.

     The selling shareholders are offering, by this prospectus, an aggregate of 42,996,594 shares of common stock based on the assumptions explained below. The total amount of these common shares will not be outstanding until all 891,331 shares are issued upon exercise of the outstanding warrants and options held by the selling shareholders.

     The following table gives the names of, and the number and percentage of shares of common stock beneficially owned by, each selling shareholder as of September 27, 2000 and when they complete the offering. These figures assume that each selling shareholder sells all of his or its shares of common stock under this prospectus. The selling shareholders named below may have sold, transferred or otherwise disposed of all or a portion of their shares of common stock or warrants since the date of this prospectus in transactions exempt from the registration requirements of the Securities Act.

     The Number of Shares Offered for Holder's Account lists all the shares the holder can potentially acquire and sell over time. The Percentage of Shares Owned Before the Offering column assumes that none of our outstanding convertible securities are converted into, and that none of our other outstanding options and warrants are exercised for, shares of common stock.

     The shares of common stock offered by this prospectus may be offered from time to time by the selling shareholders named below and other selling shareholders named in supplements to this prospectus:

                                          Number of
                                           Shares        Number of        Number of    Percentage of   Percentage of
                                            Owned      Shares Offered   Shares Owned    Shares Owned    Shares Owned
                                           Before       for Holder's      After the      Before the      After the
           Name                           Offering        Account         Offering        Offering      Offering(2)
           ----                           --------        -------         --------        --------      -----------
DCI Telecommunications, Inc.             40,000,000      40,000,000            0           55.75%            0%
FINOVA Mezzanine Capital Inc.(1)            756,331         756,331            0            1.04%            0%
Sterling Capital, LLC                       135,000         135,000            0             .2 %            0%
Sysco Food Systems of Atlanta, L.L.C.     2,105,263       2,105,263            0            2.93%            0%
                                          ---------       ---------         ----           ------          ----
Total                                    42,996,594      42,996,594            0           59.19%            0%

-------------

     (1) FINOVA currently owns warrants to purchase 699,259 shares of common stock, and on October 22, 2000, that number will increase to 756,331 unless our subsidiary, Hartan, repays FINOVA's $2 million loan before such date.

     (2)  Assumes that all shares offered pursuant to this prospectus are sold.

                            DESCRIPTION OF SECURITIES

     Our articles of incorporation authorize the board of directors to issue 500,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $1.00 per share, in one or more series or classes, and to determine the rights, powers, preferences, limitations and restrictions of each series or class. As described below, the board of directors has designated, to date, 3,754,200 shares of preferred stock into three classes.

Common Stock

     Holders of common stock are entitled to receive dividends as the board of directors may legally declare from time to time. Each holder of common stock is entitled to one vote for each share held of record on all matters submitted to a vote of shareholders, including the election of directors. Shareholders have no right to cumulate votes in the election of directors. Holders of common stock have no preemptive or redemption rights and have no right to convert their common stock into any other securities. Upon our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in our net assets available for distribution to common shareholders. The rights of the holders of the common stock are subordinate to the rights of holders of preferred stock. Accordingly, the rights conferred on holders of any additional shares of preferred stock that are issued in the future under the articles of incorporation may adversely affect the rights of holders of the common stock. All of the outstanding shares of common stock are fully paid and non-assessable. As of September 27, 2000, 71,746,643 shares of common stock were outstanding.

Preferred Stock

     The board of directors may from time to time authorize us to issue preferred stock without action by the shareholders. The preferred stock may be in one or more series for such consideration, and with such relative rights, privileges, and preferences, as the board may determine. Accordingly, the board has the power to fix the dividend rate and to establish the provisions, if any, relating to voting rights, redemption rate, sinking fund, liquidation preferences, and conversion rights for any series of preferred stock issued in the future.

     Series A Redeemable Convertible Preferred Stock. On June 23, 1997, the board of directors approved the issuance of 3,000,000 shares of Series A Redeemable convertible preferred stock of the Company. The original issue price of the Series A preferred stock was $10.00 per share. Holders of Series A preferred stock are entitled to receive dividends at the annual rate of 12% of the original issue price per share, or $1.20 per share, payable quarterly in cash or in common stock at our sole discretion. Dividends are cumulative from the date of issue. We may not declare or pay cash dividends on any other series of preferred stock that is junior to or on par with the Series A preferred stock, or on the common stock, nor may we redeem, purchase or otherwise acquire any of that stock, unless full cumulative dividends have been or are contemporaneously paid on the Series A preferred stock. Under the terms of our guaranty of our subsidiary's secured loan from FINOVA Mezzanine Capital, Inc., we may pay cash dividends on the Series A preferred stock only if (a) our subsidiary makes an equal prepayment on the FINOVA note; and (b) the payments do not cause us to breach a specified financial covenant.

     If we are liquidated or dissolved, the holders of shares of Series A preferred stock are entitled to receive out of our assets available for distribution to shareholders, before any distributions are made to holders of common stock or of any other shares of our capital stock ranking junior to the Series A preferred stock, liquidating distributions in the amount of $10.00 per share, plus accrued and unpaid dividends.

     The Series A preferred stock is redeemable at our option at any time, in whole or in part, for cash or in common stock, on at least 30 days' notice. The price payable upon redemption is 110% of the average bid price per share of the Series A preferred stock as quoted on the Nasdaq SmallCap Market, or other national securities exchange, for the 20 trading days before the redemption date, plus all accrued and unpaid dividends. If the Series A preferred stock is not quoted by Nasdaq or listed on a securities exchange, its market value will be the fair value as determined by a member of a national securities exchange selected by us or by the board of directors.

     The Series A preferred stock automatically converts into common stock if the closing price for the Series A preferred stock equals or exceeds $20.00 per share for a period of ten consecutive trading days. The holders of Series A preferred stock have the right, at their option, to convert any or all their shares of Series A preferred stock into common stock. The number of shares of common stock issuable on conversion of a share of Series A preferred stock is equal to $10.00 divided by $3.70, subject to adjustment. Holders of Series A preferred stock may also convert their shares, if we call them for redemption, at any time up to and including the close on business on the fifth full business day before the date fixed for redemption.

     The holders of the Series A preferred stock have no voting rights except as otherwise required by the Texas Business Corporation Act and applicable law. The holders of shares of Series A preferred stock have no preemptive or other rights to subscribe for any other shares or securities. The Series A preferred stock ranks ahead of the common stock as to dividends and on our liquidation.

     As of the close of business on September 27, 2000, 446,410 shares of Series A preferred stock were issued and outstanding.

     Series B Convertible Preferred Stock. On January 14, 1999, all 133.2 outstanding shares of Series B convertible preferred stock were exchanged for 1,998 shares of Series D convertible preferred stock. No other shares of Series B preferred stock are outstanding, and the board of directors does not intend to issue any more shares of Series B preferred stock.

     Series C Convertible Preferred Stock. On January 14, 1999, all 200 outstanding shares of Series C convertible preferred stock were exchanged for 2,600 shares of Series D preferred stock. No other shares of Series C preferred stock are outstanding, and the board of directors does not intend to issue any more shares of Series C preferred stock.

     Series D Convertible Preferred Stock. The original issue price of the Series D preferred stock is $1,000 per share. Dividends on the Series D preferred stock accrue at an annual rate of 7% of the original issue price, or $70 per share, and are payable in cash or common stock, as determined by the holders, only at the time of conversion of such shares. Dividends are cumulative from the date of issue. Unless full cumulative dividends have been or are contemporaneously paid on the Series D preferred stock, we may not declare or pay cash dividends on the common stock, nor may we redeem, purchase or otherwise acquire common stock, nor may we make any other distribution with respect to the common stock or any class of capital stock on a parity with or junior to the Series D preferred stock. Under the terms of our guaranty of our subsidiary's secured loan from FINOVA, we may pay cash dividends on the Series D preferred stock so long as (a) our subsidiary makes an equal prepayment on the FINOVA note; and (b) we are not in default under the loan documents governing the loan and no default is created by such payments.

     If we are liquidated or dissolved, the holders of shares of Series D preferred stock are entitled to receive out of our assets available for distribution to shareholders, before any distributions are made to holders of common stock or of any other shares of our capital stock ranking junior to the Series D preferred stock, liquidating distributions in the amount of $1,000 per share, plus accrued and unpaid dividends.

     The Series D preferred stock is convertible at the option of the holder into shares of common stock for up to three years after initial issuance. After three years, the Series D preferred stock will convert automatically into shares of common stock. The conversion rate per share is equal to $1,000 divided by 80% of the five-day average closing bid price of the common stock on the Nasdaq Stock Market, the OTC Bulletin Board, or on any other national securities exchange on which the common stock is listed at the time of conversion. We are not required, however, to convert any shares if the conversion would result in the issuance of 20% or more of the issued and outstanding common stock to the holders of the Series D preferred stock, as provided by Nasdaq Marketplace Rule 4320(e)(21)(H), unless we obtain shareholder approval of that conversion. If a conversion is requested and we do not convert the Series D preferred stock because of the Nasdaq rule, we will pay the holder of the Series D preferred stock 125% of the principal amount of the issued and outstanding Series D preferred stock plus accrued interest.

     Holders of Series D preferred stock may not convert those shares into shares of common stock if and to the extent that upon conversion that holder would beneficially own more than 4.99% of the outstanding common stock.

     The Series D preferred stock is non-voting, and it is ranked junior to the Company's Series A preferred stock. The holders of the Series D preferred stock have no preemptive rights or other rights to subscribe for any of our other shares or securities.

     On January 14, 1999, 133.2 shares of Series B preferred stock and 200 shares of Series C preferred stock were exchanged for 4,598 shares of Series D preferred stock. We issued 1,300 shares of Series D preferred stock for $1,000,000 in January 1999, and we issued another 1,300 shares of Series D preferred stock for $1,000,000 in February 1999. In May and June 1999, we issued another 500 shares of Series D preferred stock to certain of the outside investors in exchange for $500,000. We issued the final 1,500 shares of Series D preferred stock upon receipt of $1,500,000 in September 1999. The outside investors who purchased Series D preferred stock for cash or by exchanging Series B or Series C preferred stock also were issued common stock purchase warrants, as described below.

     As of September 27, 2000, 8,835.5 shares of Series D preferred stock were issued and outstanding.

     Series E Convertible Preferred Stock. A total of 744,500 shares of Series E preferred stock are issued and outstanding. The original issue price of the Series E preferred stock is $10.00 per share. Dividends on the Series E preferred stock accrue at an annual rate of 8% of the original issue price, or $0.80 per share, and are payable in cash or common stock, as we determine, only at the time of conversion of the shares. Dividends are cumulative from the date of issue. Unless full cumulative dividends have been or are contemporaneously paid on the Series E preferred stock, we may not declare or pay cash dividends on the common stock, nor may we redeem, purchase or otherwise acquire common stock, nor may we make any other distribution with respect to the common stock or any class of capital stock on a parity with or junior to the Series E preferred stock. Under the terms of our guaranty of our subsidiary's secured loan with FINOVA, we may not pay cash dividends on the Series E preferred stock.

     If we are liquidated or dissolved, the holders of shares of Series E preferred stock are entitled to receive out of our assets available for distribution to shareholders, before any distributions are made to holders of common stock or of any other shares of our capital stock ranking junior to the Series E preferred stock, liquidating distributions in the amount of $10.00 per share, plus accrued and unpaid dividends.

     The Series E preferred stock is redeemable at our option at any time after six months from the date of issuance, in whole or in part, for $0.01 per share, if the average closing bid price of our common stock, as quoted on any national securities exchange, Nasdaq, or the OTC Bulletin Board, exceeds $3.50 per share for five (5) consecutive trading days.

     Each share of Series E preferred stock is convertible at the option of the holder into four shares of common stock at any time after six months from the date of issuance, subject to adjustment. The Series E preferred stock is non-voting, and it is ranked junior to our Series A preferred stock and Series D preferred stock. The holders of the Series E preferred stock have no preemptive rights or other rights to subscribe for any of our other shares or securities.

Redeemable Preferred Stock Purchase Warrants

     As of September 27, 2000, Redeemable Preferred Stock Purchase Warrants to purchase 1,723,400 shares of our Series A Preferred Stock were outstanding, plus a warrant issued to the underwriters of the offering of these warrants to purchase 200,000 additional shares of our common stock. Each warrant represents the right to purchase one share of Series A preferred stock at an exercise price of $10.50 per share until June 11, 2002, subject to adjustment. These warrants may be redeemed, in whole or in part, at our option, upon 30 days' notice, at a redemption price equal to $0.01 per warrant at any time if the closing price of the Series A preferred stock on the Nasdaq SmallCap Market averages at least $11.00 per share for a period of 20 consecutive trading days or if we redeem the Series A preferred stock.

Common Stock Purchase Warrants

     At September 27, 2000, there were Common Stock Purchase Warrants to purchase 2,300,000 shares of our common stock outstanding, which we refer to as the IPO Warrants, plus additional warrants issued to the underwriters of the offering of the IPO Warrants to purchase 300,000 shares of our common stock. Each IPO Warrant entitles the holder to purchase one share of common stock at $4.00 per share until July 9, 2001, subject to adjustment. IPO Warrants may be redeemed, in whole or in part, at our option, upon 30 days notice, at a redemption price equal to $0.01 per IPO Warrant at any time, if the closing price of the common stock on the Nasdaq SmallCap Market averages at least $8.00 per share for a period of 20 consecutive trading days. The other warrants are exercisable at prices ranging from $2.00 per share to $6.60 per share.

     We have also issued warrants to purchase 135,000 shares of common stock at an exercise price of 110% of the average closing bid price of the common stock on certain benchmark dates (subject to certain adjustments) to Sterling Capital, LLC, and have issued warrants to purchase 699,259 shares of common stock (increasing to 756,331 shares on October 22, 2000) at an exercise price of $.01 to FINOVA, our subsidiary's secured lender. In November, 1999, we issued warrants to purchase an aggregate of 175,000 shares of our common stock at an exercise price of $.04 to two of our unsecured lenders. Warrants to purchase 300,000 shares at an exercise price of $2.50 per share are also outstanding, and we agreed last year to issue warrants to purchase 150,000 shares of common stock to our public relations firm, although we have not yet issued such warrants. In addition, we believe that there are outstanding options to acquire approximately 2,216,625 shares of our common stock at various exercise prices, although a portion of these options may have expired by their terms or otherwise been forfeited or cancelled.

     As noted above, we issued common stock purchase warrants to holders of our Series D preferred stock to purchase 919,800 shares of common stock at a price of $2.00 per share. These warrants are exercisable for five years after issuance.

Convertible Debentures

     In early June 2000, we issued two 6% Secured Convertible Debentures in an aggregate principal amount of $4,553,652. These Debentures bear interest at a rate of 6% per annum and will mature on June 7, 2002. These Debentures entitle the holders thereof to convert all or a portion of the Debentures into shares of our common stock at a conversion price which is the lower of (i) $.75 per share or (ii) seventy-five percent of the average of the five lowest closing prices of our common stock during the twenty preceding trading days immediately prior to the date of conversion. In addition, the conversion price will be further reduced by a ten percent discount if, before October 5, 2000, we sell shares of our common stock without the consent of all of the holders of the Debentures at a price that is lower than either the market price of our common stock on June 7, 2000 or $.75 per share. The maximum number of shares of common stock into which the holder of a Debenture may convert is capped at 4.9% of the total number of outstanding shares of our common stock, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended. The holder of a Debenture may convert into additional shares of common stock only to the extent that previously converted shares of common stock have been sold in the open market, such that that total number of shares beneficially owned by that holder never exceeds 4.9% of the outstanding shares of our common stock. The Company may redeem the Debentures in whole or in part at redemption prices that increase over time from 123.33% of the principal amount (during the 120 day period following June 7, 2000) to 133.33% of the principal amount (at any time more than 180 days after June 7, 2000). The Debentures are secured by all of the assets and property of the Company, including a pledge of all of the outstanding shares of B4B.

     In May, we issued a convertible debenture in the amount of $50,000 to an outside investor. This debenture, which bears interest at a rate of 7% per annum and matures on December 31, 2000, is convertible into 1,666,667 shares of common stock.


Certain Provisions of Our Bylaws and Texas Law

     Number, Term and Removal of Directors. Our bylaws provide that the number of directors must not be less than one and not be more than five. We currently have three directors. Upon a vacancy created in the board of directors, a successor or new director may be appointed by the affirmative vote of a majority of the directors then in office.

     Special Shareholder Meetings. Our bylaws provide that special meetings of shareholders may be called at any time by a majority of the board of directors, the chairman of the board or our president, and that special meetings of shareholders must be called when the holders of shares representing at least 10% of the votes entitled to be cast on each issue presented at the meeting request a meeting in writing.

     Texas Anti-Takeover Statutes. Some provisions of the Texas Business Corporation Act may be considered to have anti-takeover effects and may hinder, delay, deter or prevent a tender offer, proxy contest or other attempted takeover that a shareholder may deem to be in his best interest. Those provisions might allow the board of directors to defend against an attempted transaction that might otherwise result in payment of a premium over the market price for shares the shareholder holds.


Registration Rights

     We have filed the registration statement of which this prospectus is a part pursuant to:

          (1) the Stock Purchase Agreement, dated May 31, 2000, by and between Tanner's Restaurant Group, Inc. and DCI Telecommunications, Inc.

          (2) the Stock Purchase Warrant, dated October 22, 1996, by and among TRC Acquisition Corporation and FINOVA, as successor to Sirrom Capital Corporation, as amended by that certain Amended and Restated Stock Purchase Warrant, dated January 14, 1999, and

          (3) the Warrant to Purchase Common Stock o Harvest Restaurant Group, Inc., dated December 23, 1997, by and among Harvest Restaurant Group, Inc. and Sterling Capital, LLC.

          (4) the Agreement, dated June 14, 2000, by and between Tanner's Restaurant Group, Inc., Sysco Food Systems of Atlanta, L.L.C., Sovereign Partners, L.P., Dominion Capital Fund Limited and Atlantis Capital Fund Limited.

     Under each of these agreements, we have agreed to pay all of the expenses of effecting the registration of the shares of common stock covered by the agreements, other than underwriting discounts and commissions and transfer taxes, if any. We have no obligation under any of these agreements to retain any underwriter to effect the sale of shares covered by the agreements.


Transfer Agent and Registrar

     The transfer agent and registrar for the common stock, the common stock purchase warrants, the Series A preferred stock, and the Series A preferred stock purchase warrants is Corporate Stock Transfer, 3200 Cherry Creek Drive South, Suite 430, Denver, Colorado 80209. We have acted as our own transfer agent and registrar for the Series E preferred stock.

                              PLAN OF DISTRIBUTION

     We are registering the shares on behalf of the selling shareholders. As used in this section, "selling shareholders" includes donees, pledgees, transferees or other successors-in-interest selling shares received from a named selling shareholder after the date of this prospectus as a gift, pledge or other non-sale related transfer. Each of the selling shareholders may, when and if he exercises his warrants to purchase shares of common stock, from time to time, offer the underlying shares of common stock for sale under this prospectus at the prices then prevailing on the OTC Bulletin Board or otherwise in the over-the-counter market. Each selling shareholder also may sell the shares of common stock in isolated private transactions, at negotiated prices, with institutional or other investors. We are not aware of the selling shareholders having entered into any agreements, understandings or arrangements with any underwriters regarding the sale of their securities, nor are we aware of any underwriter acting in connection with the proposed sale of shares by the selling shareholders. However, each selling shareholder may effect sales through his personal broker. If all shares of Series D preferred stock are converted and all warrants are exercised, up to 42,996,594 shares of common stock will be so offered by this prospectus.

     We will bear all costs, expenses and fees of the registration of the shares offered by this prospectus. The selling shareholders will bear brokerage commissions and similar selling expenses, if any, attributable to the sale of shares.

     The selling shareholders may sell shares of the common stock under this prospectus by one or more of the following methods, without limitation:

     (a) a block trade on which the broker-dealer so engaged will attempt to sell the shares of the common stock as agent, but may position and resell a portion of the block as principal to facilitate the transaction,

     (b) purchases by the broker-dealer as principal and resale by that broker-dealer for its account under this prospectus,

     (c) ordinary brokerage transactions and transaction in which the broker solicits purchasers, or

     (d) face-to-face transactions between the selling shareholder and purchasers without a broker-dealer.

     These transactions may be effected at market prices prevailing at the time of sale or at negotiated prices. In effecting sales, a broker-dealer engaged by the selling shareholder may arrange for other brokers or dealers to participate. These brokers or dealers may receive commissions or discounts from the selling shareholder in amounts to be negotiated immediately before sale. Brokers or dealers and any participating brokers or dealers acting as described in this paragraph may be deemed to be underwriters' within the meaning of Section 2(11) of the Securities Act in connection with such sales.

     Upon our being notified by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of the common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to the prospectus, if required, under Rule 424(c) under the Securities Act, disclosing:

     (a)  the names of each selling shareholder and each broker-dealer,
     (b)  the number of shares involved,
     (c)  the price at which such shares were sold,
     (d) the commissions paid or discounts or concession allowed to such broker-dealer(s), where applicable,
     (e) that such broker-dealer(s) did not conduct any investigation to verify the information set out in this prospectus, as supplemented, and
     (f)  other facts material to the transaction.

     In addition, upon our receiving notice from a selling shareholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares, a supplement to this prospectus will be filed.

     Some of the shares of the common stock being offered by this prospectus may be sold under Rule 144 under the Securities Act. As his shares become eligible for sale under Rule 144, each of the selling shareholders may, as an alternative to use of this prospectus, sell his shares under Rule 144.

     Because the selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, we will advise them of the requirement under the Securities Act that each of them, or any broker-dealer acting for him, must deliver a copy of this prospectus for any sale by the selling shareholder of shares of the common stock covered by this prospectus. We will also undertake, if, in our future opinion, this prospectus no longer complies with Section 10(a)(3) of the Securities Act, to advise the selling shareholders of this opinion, to request that the selling shareholders stop using this prospectus, and to confirm our then intention to amend the registration statement containing this prospectus to effect that compliance. We will also advise each of the selling shareholders that, if it is determined that he is an "underwriter," the selling shareholder may be found liable for monetary damages to purchasers under Sections 11, 12(2) and 15 of the Securities Act if there are any defects in the registration statement (i.e., material misstatements or omissions) and also may be found liable under Section 10(b) of the Exchange Act and Rule 10b-5 for such material misstatements or omissions, if any.

     We, our officers and directors, and the selling shareholders are obligated to take all steps as may be necessary to ensure that the offer and sale by the selling shareholders of the common stock offered by this prospectus complies with the requirements of the federal securities laws, including Regulation M. In general, Rule 102 under Regulation M prohibits any selling shareholder or a broker-dealer acting for such selling shareholder from, directly or indirectly, bidding for or purchasing any shares of the common stock or attempting to induce any person to bid for or to purchase shares of the common stock during a restricted period (as defined in Rule 100) which ends when he has completed his participation in the offering made under this prospectus. Rule 102 provides certain exceptions for the selling shareholder, including exercising a common stock purchase warrant.


Compliance with State Securities Laws

     We have not registered or qualified the shares of common stock offered by this prospectus under the laws of any country, other than the United States. In certain states, the selling shareholders may not offer or sell their shares of common stock unless (1) we have registered or qualified such shares for sale in such states; or (2) we have complied with an available exemption from registration or qualification. Also, in certain states, to comply with such states' securities laws, the selling shareholders can offer and sell their shares of common stock only through registered or licensed brokers or dealers.


Limitations Imposed by Exchange Act Rules and Regulations

     Certain provisions of the Securities Exchange Act of 1934, and the related rules and regulations, will apply to the selling shareholders and any other person engaged in a distribution of shares of the common stock. Those provisions may (1) limit the timing of purchases and sales of any of the shares of common stock by the selling shareholders or such other person; (2) affect the marketability of that stock; and (3) affect the brokers' and dealers' market-making activities with respect to such stock.

    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL
                                   DISCLOSURE

     Effective June 16, 2000, the Company dismissed Porter Keadle Moore, LLP as its certifying accountant. Please see our Current Report on Form 8-K, dated June 16, 2000, for additional information regarding this resignation. The Company hired Feldman Sherb & Co., P.C. to serve as its independent accountants following the dismissal of Porter Keadle Moore, LLP. Neither we nor anyone on our behalf consulted Feldman Sherb & Co., P.C. regarding any matter described in
Item 304(a)(2)(i) or (ii) of Regulation S-B.


                                  LEGAL MATTERS

     Whitaker, Chalk, Swindle & Sawyer, L.L.P., Ft. Worth, Texas, will pass on the validity of the common stock offered by this prospectus.


                                     EXPERTS

     The audited consolidated financial statements as of December 26, 1999 and for the year ended December 26, 1999 have been included in reliance on the report of Feldman Sherb & Co., P.C., independent public accountants, given on the authority of that firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

     We must comply with the information requirements of the Exchange Act, and we file reports, proxy and information statements and other information with the SEC. Those reports, proxy and information statements, and other information may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C., 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Copies of that material can be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 on payment of the prescribed fees. In addition, the SEC maintains a website (http:\\www.sec.gov) that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC through the Electronic Data Gathering, Analysis and Retrieval system, or EDGAR.

     This prospectus is part of a registration statement on Form SB-2 that we have filed with the SEC under the Securities Act. This prospectus does not contain all of the information contained in the registration statement, certain parts of which we have omitted in accordance with SEC rules. For further information about us and the shares covered by this prospectus, we refer you to the registration statement. Statements contained in this prospectus concerning the provisions of any document are not necessarily complete, and each of those statements is qualified by reference to the copy of that document filed with the SEC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----

Report of Independent Certified Public Accountants ...................      F-2

Consolidated Balance Sheet as of July 9, 2000 (Unaudited) and
December 26, 1999 ....................................................      F-3

Consolidated Statements of Operations for the 28 weeks ended
July 9, 2000 (Unaudited) and from June 2, 1999 (Inception)
through December 26, 1999 ............................................      F-4

Consolidated Statement of Changes in Stockholders' Deficit
from June 2, 1999 (Inception) through July 9, 2000 ...................      F-5

Consolidated Statements of Cash Flows for the 28 weeks ended
July 9, 2000 (Unaudited) and from June 2, 1999 (Inception)
through December 26, 1999 ............................................      F-6

Notes to Consolidated Financial Statements (Unaudited) ...............      F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




The Board of Directors and Stockholders
Corzon, Inc.

We have audited the accompanying consolidated balance sheet of Corzon, Inc. (formerly Tanner's Restaurant Group, Inc.) and subsidiaries as of December 26, 1999 and the related consolidated statements of operations, stockholders' deficit and cash flows for the year ended December 26, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Corzon, Inc. and subsidiaries as of December 26, 1999, and the results of their operations and their cash flows for the year then ended.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements the Company has a stockholder deficit of $8,131,087 and negative working capital of $3,458,925 at July 9, 2000, and has incurred significant recurring operating losses. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                               /s/Feldman Sherb & Co., P.C.
                                               ----------------------------
                                               Feldman Sherb & Co., P.C.
                                               Certified Public Accountants
New York, New York
October 4, 2000


                                          CORZON, INC.
                       (FORMERLY KNOWN AS TANNER'S RESTAURANT GROUP, INC.)

                                   CONSOLIDATED BALANCE SHEETS


                                                                     July 9, 2000  December 26,1999
                                                                     ------------  ----------------
                                                                      (Unaudited)
                                             ASSETS
                                             ------
 CURRENT ASSETS:
     Cash                                                             $   482,776    $     7,413
     Accounts receivable                                                   16,079         46,366
     Notes receivable                                                      20,483           --
     Property and equipment held for sale                                  88,018           --
     Prepaid expenses and other current assets                            105,661         46,686
       TOTAL CURRENT ASSETS                                               713,017        100,465

 PROPERTY AND EQUIPMENT                                                    28,812           --

 DEPOSITS                                                                   4,891           --
                                                                      -----------    -----------

                                                                      $   746,720    $   100,465
                                                                      ===========    ===========

                             LIABILITIES AND STOCKHOLDERS' DEFICIT
                             -------------------------------------

 CURRENT LIABILITIES:
     Accounts payable                                                 $   885,276    $    75,688
     Accrued expenses                                                     531,227          8,182
     Current portion of long-term debt and notes in default             2,755,439           --
                                                                      -----------    -----------
       TOTAL CURRENT LIABILITIES                                        4,171,942         83,870

 LONG-TERM DEBT                                                              --          144,677

 ACCOUNTS PAYABLE                                                         118,059           --

 ACCOUNTS PAYABLE OFFICERS                                                 34,154           --

 CONVERTIBLE DEBENTURES                                                 4,553,652           --

 STOCKHOLDERS' DEFICIT:
     Preferred stock                                                    1,214,796      1,215,093
     Common stock, $.01 par value, 200 million shares
       authorized, 63,816,575 and 11,223,194 issued and outstanding       638,166        112,232
     Additional paid-in capital                                        (7,976,013)    (1,327,325)
     Accumulated deficit                                               (2,008,036)      (128,082)
                                                                      -----------    -----------
       TOTAL STOCKHOLDERS' DEFICIT                                     (8,131,087)      (128,082)
                                                                      -----------    -----------

                                                                      $   746,720    $   100,465
                                                                      ===========    ===========








                         See notes to consolidated financial statements.

                                               F-3

                                  CORZON, INC.
               (FORMERLY KNOWN AS TANNER'S RESTAURANT GROUP, INC.)

                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                    For the    From June 2,1999
                                                   28 Weeks      (Inception)
                                                     Ended         Through
                                                 July 9, 2000  December 26, 1999
                                                 ------------  -----------------
                                                  (Unaudited)

REVENUES                                         $     18,950    $      3,475

COSTS AND EXPENSES                                     39,013          27,681
                                                 ------------    ------------
    GROSS PROFIT (LOSS)                               (20,063)        (24,206)

SELLING, GENERAL AND ADMINISTRATIVE                   539,007         103,876
                                                 ------------    ------------

    LOSS FROM OPERATIONS BEFORE INTEREST EXPENSE
       AND EXTRAORDINARY GAIN                        (559,070)       (128,082)

    INTEREST EXPENSE                               (1,517,884)           --
                                                 ------------    ------------

LOSS FROM OPERATIONS
    BEFORE EXTRAORDINARY GAIN                      (2,076,954)       (128,082)

    EXTRAORDINARY GAIN ON DEBT EXTINGUISHMENT         197,000            --
                                                 ------------    ------------

NET LOSS                                         $ (1,879,954)   $   (128,082)
                                                 ============    ============

NET LOSS PER COMMON SHARE - BASIC AND DILUTED
    CONTINUING OPERATIONS                        $      (0.05)   $      (0.03)
    EXTRAORDINARY GAIN                                   0.00            --
                                                 ------------    ------------
                                                 $      (0.05)   $      (0.03)
                                                 ============    ============

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING         63,816,575      63,816,575
                                                 ============    ============











                 See notes to consolidated financial statements.


                                                 CORZON, INC.
                              (FORMERLY KNOWN AS TANNER'S RESTAURANT GROUP, INC.)

                          CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT

                              FROM JUNE 2, 1999 (INCEPTION) THROUGH JULY 9, 2000


                                                                Common Stock              Preferred Stock
                                                         -------------------------   --------------------------
                                                           Shares         Amount       Shares          Amount
                                                         -----------   -----------   -----------    -----------

Balance - December 27, 1998                                8,230,080   $    82,301     1,253,822    $ 1,253,822

    Receipt of stock subscription receivable                    --            --            --             --
    Conversion of Series A preferred stock                   104,409         1,044       (38,670)       (38,670)
    Conversion of Series D preferred stock                 2,888,705        28,887           (59)           (59)
    Net loss                                                    --            --            --             --
                                                         -----------   -----------   -----------    -----------

Balance - December 26, 1999                               11,223,194       112,232     1,215,093      1,215,093

    Conversion of Series D preferred stock (unaudited)    12,593,381       125,934          (297)          (297)
    Acquisition of Fone.com, Ltd. (unaudited)             40,000,000       400,000          --             --
    Beneficial conversion feature on                            --
       convertible debentures (unaudited)                       --            --            --             --
    Net loss (unaudited)                                        --            --            --             --
                                                         -----------   -----------   -----------    -----------

Balance - July 9, 2000 (unaudited)                        63,816,575   $   638,166     1,214,796    $ 1,214,796
                                                         ===========   ===========   ===========    ===========


Table Continued:
----------------
                                                          Additional       Stock
                                                           Paid-in      Subscription   Accumulated
                                                           Capital       Receivable      Deficit         Total
                                                         -----------    -----------    -----------    -----------

Balance - December 27, 1998                              $ 2,663,877    $(4,000,000)   $      --      $      --

    Receipt of stock subscription receivable              (4,000,000)     4,000,000           --             --
    Conversion of Series A preferred stock                    37,626           --             --             --
    Conversion of Series D preferred stock                   (28,828)          --             --             --
    Net loss                                                    --             --         (128,082)      (128,082)
                                                         -----------    -----------    -----------    -----------

Balance - December 26, 1999                               (1,327,325)          --         (128,082)      (128,082)

    Conversion of Series D preferred stock (unaudited)      (125,637)          --             --             --
    Acquisition of Fone.com, Ltd. (unaudited)             (8,040,935)          --             --       (7,640,935)
    Beneficial conversion feature on
       convertible debentures (unaudited)                  1,517,884           --             --        1,517,884
    Net loss (unaudited)                                        --             --       (1,879,954)    (1,879,954)
                                                         -----------    -----------    -----------    -----------

Balance - July 9, 2000 (unaudited)                       $(7,976,013)   $      --      $(2,008,036)   $(8,131,087)
                                                         ===========    ===========    ===========    ===========


                                See notes to consolidated financial statements.

                                                      F-5

                                           CORZON, INC.
                        (FORMERLY KNOWN AS TANNER'S RESTAURANT GROUP, INC.)

                               CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                        For the     From June 2,1999
                                                                        28 Weeks      (Inception)
                                                                          Ended         Through
                                                                      July 9, 2000  December 26, 1999
                                                                      ------------  -----------------
                                                                       (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss                                                           $(1,879,954)   $  (128,082)
                                                                       -----------    -----------
Adjustments to reconcile net loss to net cash
    used in operating activities:
      Beneficial conversion feature                                      1,517,884           --
      Extraordinary gain                                                  (197,000)          --

Changes in assets and liabilities:
    Increase (decrease) in accounts receivable                             124,086        (46,366)
    Increase (decrease) in prepaid expenses and other current assets        35,432        (46,686)
    Increase in accounts payable and accrued expenses                       18,618         83,867
    Increase in deposits                                                    (4,891)          --
                                                                       -----------    -----------
                                                                         1,494,129         (9,185)
                                                                       -----------    -----------

NET CASH USED IN OPERATING ACTIVITIES                                     (385,825)      (137,267)
                                                                       -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Capital expenditures                                                   (28,812)          --
                                                                       -----------    -----------

NET CASH USED IN INVESTING ACTIVITIES                                      (28,812)          --
                                                                       -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from issuance of common stock                                    --                3
    Advances from affiliate                                                   --          144,677
    Payment of note payable - officer                                      (10,000)          --
    Proceeds from convertible debentures                                   900,000           --
                                                                       -----------    -----------

NET CASH PROVIDED BY FINANCING ACTIVITIES                                  890,000        144,680
                                                                       -----------    -----------

NET INCREASE IN CASH                                                       475,363          7,413

CASH - Beginning of period                                                   7,413           --
                                                                       -----------    -----------

CASH - End of period                                                   $   482,776    $     7,413
                                                                       ===========    ===========

SUPPLEMENTAL DISCLOURE OF CASH FLOW
    INFORMATION:
       Assumption on net liabilities for common stock:
            Convertible debentures                                     $ 3,653,652    $      --
                                                                       ===========    ===========
            Notes payable officer                                      $    45,454    $      --
                                                                       ===========    ===========



                          See notes to consolidated financial statements.

                                                F-6

                         TANNER'S RESTAURANT GROUP, INC.
                         -------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  July 9, 2000

                                   (Unaudited)


1.   BASIS OF PREPARATION
     --------------------

          In the opinion of the Company's management, all adjustments (consisting of normal recurring accruals) necessary to present fairly the Company's financial position as of July 9, 2000, and the results of operations and cash flows for the periods ended July 9, 2000 and June 30, 1999 have been included.

          The results of operations for the period ended July 9, 2000, are not necessarily indicative of the results to be expected for the full year.

          The Company has incurred significant recurring operating losses and at July 9, 2000 has a negative working capital and a capital deficit. These conditions raise substantial doubt about its ability to continue as a going concern without the raising of additional debt and/or equity financing to fund operations. Management is actively pursuing new debt and/or equity financing and continually evaluating the Company's profitability, however any results of their plans and actions cannot be assured. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------

          A. Principles of Consolidation - The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material inter-company transactions have been eliminated in consolidation.

          B. Revenue Recognition - Revenues are recorded at the time merchandise is shipped and risk of ownership is transferred or when services are rendered. Wireline service revenue is recognized based upon minutes of traffic processed. Deferred revenue on prepaid phone cards is recognized when the retailers and distributors are invoiced. Revenue is recognized when the end user utilizes calling time and upon expiration of such cards.

          C. Property and Equipment - Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the asset which range from 5 to 7 years.

          D. Fiscal Year - The Company operates on a 52/53-week fiscal year ending on the last Sunday in December. Accordingly, the financial statements presented ended on December 26, 1999. All general references to years relate to fiscal years unless otherwise noted.

          E. Use of Estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

          F. Income Taxes - Deferred income taxes are determined on the liability method in accordance with the Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes.

          G. Impairment of Long Lived Assets - The Company reviews long - lived assets, certain identifiable assets and goodwill related to those on a quarterly basis for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. During fiscal 2000, the Company wrote off certain assets associated with its discontinued operations (See Note 19).

          H. Earnings Per Share - The Company has adopted SFAS, No. 128, Earnings per Share. Net income (loss) per common share has been restated for all periods presented to conform to the provisions of SFAS No. 128. Basic earnings (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the per share amount that would have resulted if diluted potential common stock had been converted to common stock, as prescribed by SFAS No. 128.

          I. Recent Accounting Pronouncements - The Company will adopt Statement of Financial Accounting Standard No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities" for the year ended March 31, 2000. SFAS No. 133 establishes a new model for accounting for derivatives and hedging activities and supersedes and amends a number of existing standards. The application of the new pronouncement is not expected to have a material impact on the Company's financial statements.

          J. Fair Value of Financial Instruments - The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management. These financial instruments include cash, accounts receivable, accounts payable and accrued expenses. Fair values were assumed to approximate carrying values for these financial instruments since they are short term in nature and their carrying amounts approximate fair values or they are receivable or payable on demand. The fair value of the Company's long-term debt, which approximates its carrying value, is estimated based upon the quoted market prices for the same or similar debt instruments or on the current rates offered to the Company for debt of the same remaining maturities.

          K. Stock Based Compensation - The Company accounts for stock transactions in accordance with APB Opinion No. 25, "Accounting For Stock Issued To Employees." In accordance with Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting For Stock-Based Compensation," the Company adopted the pro forma disclosure requirements of SFAS 123.

          L. Foreign Currency Translation - Assets and liabilities of subsidiaries operating in foreign countries are translated into U.S. dollars using both the exchange rate in effect at the balance sheet date or historical rate, as applicable. Results of operations are translated using the average exchange rates prevailing throughout the year. The effects of exchange rate fluctuations on translating foreign currency assets and liabilities into U.S. dollars are included in stockholders equity (Accumulated other comprehensive loss), while gains and losses resulting from foreign currency transactions are included in operations.


3.   ACQUISITION
     -----------

          Effective May 31, 2000, (closing date June 2, 2000), Corzon acquired all of the common stock of Fone.com, Ltd. ("Fone"), a company organized under the laws of England and Wales, in exchange for 40,000,000 shares of Corzon and the assumption of $3,453,652 of debt of DCI Telecommunications, Inc. The acquisition has been accounted for as a reverse acquisition under the purchase method for business combinations. Accordingly, the combination of the two companies is recorded as a recapitalization of Fone, pursuant to which Fone is treated as the continuing entity.

          On June 7, 2000, Corzon received a net investment of $900,000 in exchange for 6% secured convertible debentures ("debentures"). Corzon issued debentures in an aggregate principal amount of $4,553,652, of which $4,353,652 were issued to Sherman, LLC ("Sherman") and $200,000 were issued to Triton Private Equities Fund, LP ("Triton"). The debentures issued to Triton were issued to refinance existing indebtedness owed to Triton. The debentures issued to Sherman were issued in exchange for an investment of $900,000 by Sherman and to refinance another $3,453,652 of existing indebtedness owed by Tanners.

          The debentures issued to Sherman and Triton entitle the holder to convert all or a portion of the debentures into shares of Corzon common stock, at a conversion price which is the lower of $.75 per share or a variable conversion price of seventy - five percent (75%) of the average of the five lowest closing prices of stock during the twenty preceding trading days immediately prior to the date of conversion. In addition, the conversion price of Corzon common stock is reduced by a further 10% discount if, before October 5, 2000, Corzon sells common stock, without consent of each of the holders of the debenture, at a price that is lower than either the market price of the common stock on June 7, 2000 or $.75 per share. The maximum number of shares of common stock into which the holder of the debenture may convert is capped at 4.9% of the total number of outstanding shares of common stock, as determined in accordance with
     Section 13(d) of the Securities Exchange Act of 1934, as amended. The holder of the debenture may convert into additional shares of common stock only to the extent that previously converted shares are sold in the open market, so that the amount beneficially owned by that holder never exceeds 4.9%. The debentures are secured by all of the assets and property of Tanners, including a pledge of all outstanding shares of Fone. In addition, Corzon has agreed to file a registration statement with the SEC within 150 days of June 7, 2000 covering resale of the common stock issuable upon conversion of debentures.


4.   Earnings Per Share
     ------------------

          The following table represents the calculation of basic and diluted earnings per share:

                                              July 9, 2000   December 26, 1999
                                             -------------   -----------------
     Net loss                                $ (1,879,954)    $   (128,082)

     Less: Dividends on Series A                 (276,872)        (553,744)
           Preferred Stock
           Dividends on Series D                 (321,930)        (522,712)
           Preferred Stock
           Dividends on Series E                 (297,800)        (564,597)
           Preferred Stock
                                             ------------     ------------
     Net loss attributable to common
     shareholder                             $ (2,776,556)    $ (1,769,135)

     Weighted average common share
     outstanding                               63,816,575       63,816,575


5.   Capital Structure
     -----------------

     Corzon, Inc

     On March 12, 1999, the Company's shareholders voted to amend its articles of incorporation to increase the number of authorized shares of common stock from 20,000,000 to 200,000,000.

     Series A Preferred Stock: The Company has designated 3,000,000 shares out of a total of 5,000,000 authorized shares of its $1.00 par value preferred stock as Series A Redeemable Convertible Preferred Stock ("Series A Preferred Stock").

     Dividends of the Series A Preferred Stock are cumulative and payable quarterly in arrears at a quarterly rate of $.30 per share, representing a yield of 12% per year. Dividends may be paid in cash or an equivalent value of common stock. The Series A Preferred Stock has no voting rights and has a liquidation preference of $10 per share ($4,614,540 at December 26,1999). At December 26, 1999 dividends in arrears on this preferred stock totaled $876,034.

     The Series A Preferred Stock is convertible at the option of the holder into shares of the Company's common stock. The initial conversion rate is
     2.7 shares of common stock for each share of Series A Preferred Stock, subject to adjustment in certain events. The Series A Preferred Stock will automatically convert into the Company's common stock if the closing price of the Series A Preferred Stock exceeds $20 per share for ten consecutive days. The Series A Preferred Stock may also be redeemed by the Company upon 30 days written notice at 110% of the average bid price for the twenty trading days prior to the redemption date. The Company has the option to pay the redemption in either cash or common stock.

     Series D Preferred Stock: The Company has designated 9,200 shares out of a total of 5,000,000 authorized shares of its $1.00 par value preferred stock as Series D Redeemable Convertible Preferred Stock ("Series D Preferred Stock"). The original issue price of the Series D Preferred Stock is $1,000 per share. Dividends on the Series D Preferred Stock accrue at an annual rate of 7% of the original issue price, or $70 per share, and are payable in cash or common stock, as determined by the holders, only at the time of conversion of such shares. Dividends are cumulative from the date of issue. Unless full cumulative dividends have been or are contemporaneously paid on the Series D Preferred Stock, the Company may not declare or pay cash dividends on the common stock, nor may it redeem, purchase or otherwise acquire common stock, nor may it make any other distribution with respect to the common stock or any class of capital stock on a parity with or junior to the Series D Preferred Stock. Under the terms of the Company's loan with Sirrom Capital Corporation, the Company may pay cash dividends on the Series D Preferred Stock so long as (a) the Company makes an equal payment on the Sirrom note; and (b) the Company is not in default under the loan documents governing such loan and no default is created by such payments.

     The Series D Preferred Stock is convertible at the option of the holder into shares of common stock for up to three years after initial issuance. After three years, the Series D Preferred Stock will automatically convert into shares of common stock. The conversion rate is equal to $1,000 divided by 80% of the five-day average closing bid price of the common stock on the NASDAQ Stock Market, the OTC Bulletin Board, or any other national securities exchange on which the common stock is listed at the time of conversion. The Company is not required to convert any shares if such conversion would result in issuance of 20% or more of the issued and outstanding common stock to the holders of the Series D Preferred Stock, as provided by NASDAQ Marketplace Rule 4320(e)(21)(H), unless shareholder approval of such conversion is obtained. In the event that such a conversion is requested and the Company does not convert the Series D Preferred Stock because of the NASDAQ rule, the Company will pay the holder of the Series D Preferred Stock 125% of the principal amount of the issued and outstanding Series D Preferred Stock plus accrued interest.

     Holders of Series D Preferred Stock are allowed to convert the aggregate amount of such holder's Series D Preferred Stock into common stock. However, a holder of Series D Preferred Stock may not convert those shares into shares of common stock if and to the extent that upon conversion such holder would own more than 4.99% of the outstanding common stock.

     The holders of the Series D Preferred Stock have no preemptive rights or other rights to subscribe for any other shares or securities of the Company. The third party investors who purchased Series D Preferred Stock will be issued common stock purchase warrants, as described below.

     The terms of the Series D Preferred Stock agreement, which permit the conversion of the Series D Preferred Stock at a discount to market, is considered a beneficial conversion feature (the "Beneficial Conversion Feature"). However, since the preferred stock is presented at par value with the excess of carrying value over par value included in additional paid-in capital, the Company has not separately recorded the intrinsic value of the Beneficial Conversion Feature as a component of additional paid-in capital.

     The third party investors who purchased Series D Preferred Stock were issued common stock purchase warrants, as described below.

     For the year ended December 26, 1999, 59 shares of Series D Preferred Stock were converted into 2,888,705 shares of common stock.

     At December 26, 1999, dividends in arrears on this preferred stock totaled $522,712.

     Series E Preferred Stock: The Company has designated 745,000 shares out of a total of 5,000,000 authorized shares of its $1.00 par value preferred stock as Series E Redeemable Convertible Preferred Stock ("Series E Preferred Stock"). In connection with the Merger, the Company issued a total of 744,500 shares of Series E Preferred Stock. The original issue price of the Series E Preferred Stock is $10.00 per share. Dividends on the

     Series E Preferred Stock accrue at an annual rate of 8% of the original price, or $0.80 per share, and are payable in cash or common stock, as determined by the Company, only at the time of conversion of such shares. Dividends are cumulative from the date of issue. Unless full cumulative dividends have been or are contemporaneously paid on Series E Preferred Stock, the Company may not declare or pay cash dividends on the common stock, nor may it redeem, purchase or otherwise acquire common stock, nor may it make any other distribution with respect to the common stock or any class of capital stock on a parity with or junior to the Series E Preferred Stock. Under the terms of the Company's secured loan with Sirrom Capital Corporation, the Company may not pay cash dividends on the Series E Preferred Stock.

     The Series E Preferred Stock is redeemable at the option of the Company at any time after six months of issuance, in whole or in part, for $0.01 per share, if the average closing bid price of the Company's common stock, as quoted on any national securities exchange, NASDAQ, or the OTC Bulletin Board exceeds $3.50 per share for five consecutive trading days.

     Each share of Series E Preferred Stock is convertible at the option of the holder into four shares of common stock at any time after six months from the date of issuance, subject to adjustment. The Series E Preferred Stock is non-voting, and it is ranked junior to the Company's Series A Preferred Stock and Series D Preferred Stock. The holders of the Series E Preferred Stock have no preemptive rights or other rights to subscribe for any other shares or securities of the Company.

     At December 26, 1999, dividends in arrears on this preferred stock totaled $564,597.


6.   Redeemable Preferred Stock Purchase Warrants
     --------------------------------------------

     At December 26, 1999 1,723,400 Redeemable Preferred Stock Purchase Warrants were outstanding ("Preferred Warrants"). Each Preferred Warrant represents the right to purchase one share of Series A Preferred Stock at an exercise price of $10.50 per share until June 11, 2002, subject to adjustment. Preferred Warrants may be redeemed, in whole or in part, at the Company's option, upon 30-day's notice, at a redemption price equal to $0.01 per Preferred Warrant if the closing price of the Series A Preferred Stock on the NASDAQ Small Cap Market averages at least $11.00 per share for a period of 20 consecutive trading days or if the Company redeems the Series A Preferred Stock.

7.   Common Stock Purchase Warrants
     ------------------------------

     At December 26, 1999 there where 2,300,000 Common Stock Purchase Warrants outstanding (the "IPO Warrants"), plus an additional 300,000 warrants issued to the underwriters of the offering of the IPO Warrants, plus an additional 250,000 warrants issued in connection with other transactions. Each IPO Warrant entitles the holder to purchase one share of common stock at $4.00 per share until July 9, 2001, subject to adjustment. IPO Warrants may be redeemed, in whole or in part, at the option of the Company, upon 30-day's notice, at a redemption price equal to $0.01 per IPO Warrant if the closing price of the common stock on the NASDAQ Small Cap Market averages at least $8.00 per share for a period of 20 consecutive trading days. The other warrants are exercisable at prices ranging from $2.00 per share to $6.60 per share.

     Through December 26, 1999, 171,939 stock options with an exercise price of $0.01 and 175,000 stock options with an exercise price of $0.04 have been issued primarily to creditors to facilitate the financing which has been received since December 28, 1997.

     In connection with the issuance of the $2,000,000 collateralized promissory note, the Company issued to Sirrom Capital Corporation a stock warrant to purchase shares of the Company's common stock. The warrant is exercisable at any time until November 30, 2001 at an exercise price of $0.01 per share. At December 26, 1999 the lender has the right to purchase 699,259 shares. The warrant provides for an increase in the number of common shares available for purchase to 756,331 shares in October 2000. The lender has a put option to sell to the Company this warrant within 30 days of the expiration of the warrant at a purchase price equal to the fair market value of the common stock, as defined.

     Additionally, the third party investors who purchased Series D Preferred Stock have been issued common stock purchase warrants to purchase 919,800 shares of common stock at a price of $2.00 per share. Such warrants are exercisable for five years and expire on January 14, 2004. The Company is required to register the shares underlying the warrants in a registration statement filed with the SEC, the shares of common stock reasonably anticipated to be issuable upon conversion of the Series D Preferred Stock.

8.   Contingencies
     -------------

     The Company is a party to a number of lawsuits arising out of the normal conduct of its business. While there can be no assurance as to their ultimate outcome, management does not believe these lawsuits will have a material adverse effect on the Company's financial condition, operating results or cash flows.

PART II.    INFORMATION NOT REQUIRED IN PROSPECTUS


Item 24. Indemnification of Officers and Directors.

     The Texas Business Corporation Act gives us the authority to indemnify our directors and officers to the extent provided for in such statute. Our articles of incorporation permit indemnification of directors and officers to the fullest extent permitted by law.

     The Texas Business Corporation Act provides in part that a corporation may indemnify a director or officer or other person who was, is, or is threatened to be made a named defendant or respondent in a proceeding because the person is or was a director, officer, employee or agent of the corporation, if it is determined that he:

     o    conducted himself in good faith,
     o reasonably believed, in the case of conduct in his official capacity as a director or officer of the corporation, that his conduct was in the corporation's best interests, and, in all other cases, that his conduct was at least not opposed to the corporation's best interests, and
     o in the case of any criminal proceeding had no reasonable cause to believe that his conduct was unlawful.

     A corporation may indemnify a person under the Texas Business Corporation Act against judgments, penalties (including excise and similar taxes), fines, settlement, and reasonable expenses actually incurred by the person in connection with the proceeding. If the person is found liable to the corporation or is found liable on the basis that personal benefit was improperly received by the person, the indemnification is limited to reasonable expenses actually incurred by the person in connection with the proceeding, and shall not be made in respect of any proceeding in which the person shall have been found liable for willful or intentional misconduct in the performance of his duty to the corporation.

     We are required by Art. 2.02-1 to indemnify a director or officer against reasonable expenses (including court costs and attorneys' fees) incurred by him in connection with a proceeding in which he is a named defendant or respondent because he is or was a director or officer if he has been wholly successful, on the merits or otherwise, in the defense of the proceeding. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise.

     A corporation may also pay or reimburse expenses incurred by a person in connection with his appearance as a witness or other participation in a proceeding at a time when he is not a named defendant or respondent in the proceeding.

     Article Eleven of our articles of incorporation provides that, to the fullest extent permitted by the Texas Business Corporation Act as the same exists or as it may hereafter be amended, no director of the registrant shall be personally liable to the registrant or its shareholders for monetary damages for breach of fiduciary duty as a director.

     We carry directors and officers liability insurance with policy limits of $1,000,000.

     We believe that the above protections are necessary to attract and retain qualified persons as directors and officers.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to these provisions, or otherwise, the SEC has advised us that in its opinion such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether our indemnification is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.


Item 25. Other Expenses of Issuance and Distribution.

     The following table sets forth the estimated fees and expenses payable by the company in connection with the issuance and distribution of the common stock registered hereby. The selling shareholders will be responsible only for brokerage commissions incurred in their transactions in the common stock, and they will not be responsible for any of the expenses listed below. All of such fees and expenses are estimates, except the Securities Act registration fee.


        SEC Registration Fee................................     $397.29
        Printing Fees and Duplicating Fees..................    [$______]
        Legal Fees and Expenses.............................    [$______]
        Accounting Fees and Expenses........................    [$______]
        Miscellaneous Expenses..............................           0
                                                                ---------
              Total.........................................    [$______]
                                                                =========


Item 26. Recent Sales of Unregistered Securities.

     We have issued the following unregistered securities in reliance on one or more of the exemptions from registration provided by Sections 3(a)(9), 4(2) and 4(6) of the Securities Act and Regulation D, as promulgated by the SEC pursuant to the Securities Act. Recipients of securities in these transactions represented their intention to acquire the securities for investment purposes only and not with a view to or for the sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates issued in such transactions.

     On September 12, 2000, we issued 2,105,263 shares of our common stock to Sysco in settlement of Sysco's lawsuit against us. See "Business- Legal Proceedings," above.

     In August 2000, we issued 1,275,000 shares of common stock to Morrow & Co., Inc. and 1,275,000 shares of common stock to an employee of Morrow & Co., Inc. as consideration for services rendered.

     In June 2000, we issued 40,000,000 shares of our common stock to DCI Telecommunications, Inc. in connection with our acquisition of B4B.

     Also in June 2000, we issued two 6% Secured Convertible Debentures in an aggregate principal amount of $4,553,652. These Debentures bear interest at a rate of 6% per annum and will mature on June 7, 2002. These Debentures entitle the holders thereof to convert all or a portion of the Debentures into shares of our common stock at a conversion price which is the lower of (i) $.75 per share or (ii) seventy-five percent of the average of the five lowest closing prices of our common stock during the twenty preceding trading days immediately prior to the date of conversion. In addition, the conversion price will be further reduced by a ten percent discount if, before October 5, 2000, we sell shares of our common stock without the consent of all of the holders of the Debentures at a price that is lower than either the market price of our common stock on June 7, 2000 or $.75 per share. The maximum number of shares of common stock into which the holder of a Debenture may convert is capped at 4.9% of the total number of outstanding shares of our common stock, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended. The holder of a Debenture may convert into additional shares of common stock only to the extent that previously converted shares of common stock have been sold in the open market, such that that total number of shares beneficially owned by that holder never exceeds 4.9% of the outstanding shares of our common stock. The Company may redeem the Debentures in whole or in part at redemption prices that increase over time from 123.33% of the principal amount (during the 120 day period following June 7, 2000) to 133.33% of the principal amount (at any time more than 180 days after June 7, 2000). The Debentures are secured by all of the assets and property of the Company, including a pledge of all of the outstanding shares of Fone.com.

     In May 2000, we issued 12,191,018 shares of common stock to certain holders of our Series D preferred stock upon their conversions of 290.6 shares of our Series D preferred stock.

     Also in May 2000, we issued a convertible note in the principal amount of $50,000 to an outside investor. This note bears interest at a rate of 7% per annum, is convertible into shares of common stock at an exercise price of $.03 per share, and matures on December 31, 2000.

     In January 2000, we issued 402,363 shares of common stock to certain holders of our Series D preferred stock upon their conversions of 6.9 shares of our Series D preferred stock.

     On November 2, 1999, we issued warrants to purchase 100,000 shares of common stock at an exercise price of $.04 per share to SECA VII, LLC (of which James R. Walker, then a director, is an equity member) and we issued warrants to purchase 75,000 shares of common stock at an exercise price of $.04 per share to another of our unsecured lenders. We issued these warrants to SECA VII, LLC and the other lender as consideration for the agreement of each of them to extend the maturity dates of the loans, in the approximate outstanding amounts of $350,000 and $300,000, respectively, that they each made to us.

     In May 1999, we agreed to issue warrants to acquire 150,000 shares of common stock to an outside public relations firm. The warrants will be exercisable at the following prices: 50,000 will be exercisable at $0.31 per share; 50,000 will be exercisable at $0.81 per share; and the remaining 50,000 will be exercisable at $1.31 per share. The warrants will expire on May 21, 2004, have full piggyback registration rights (with customary underwriter "knock-out" provisions) and provide for net issue exercise. The warrants vest on the following schedule: 50,000 vested on May 21, 1999, 25,000 vested on August 4, 1999, 25,000 will vest on November 12, 1999, 25,000 will vest on February 15, 2000, and 25,000 will vest on May 15, 2000. The warrants are being issued as partial consideration for the services that the public relations firm has agreed to provide us.

     On January 14, 1999, we issued 1,998 shares of Series D preferred stock in exchange for 133.2 outstanding shares of Series B preferred stock, and we issued 2,600 shares of Series D preferred stock in exchange for the 200 outstanding shares of Series C preferred stock.

     Also on January 14, 1999, we placed 2,600 shares of Series D preferred stock into escrow to be released to the outside investors upon the occurrence of certain specified events. On January 22, 1999, the date on which we received $1,000,000 from the outside investors because we satisfied the condition that we file a preliminary proxy statement to increase the number of authorized shares of common stock, we released 1,300 of these Series D shares from escrow. On February 10, 1999, the date on which we received another $1,000,000 from the outside investors because we satisfied the condition that we mail definitive proxy materials to our shareholders, we released the remaining 1,300 shares from escrow. We issued 500 shares of Series D preferred stock to certain of the outside investors in May and June 1999 in exchange for $500,000. We will issue 1,500 more shares of Series D preferred stock, in exchange for $1,500,000, on or before the date on which this registration statement becomes effective.

     On January 14, 1999, in connection with the merger, we issued a total of 744,500 shares of Series E preferred stock to Richard E. Tanner, who was then one of our directors, and to SECA VII, LLC, RBB Bank, AG and Holden Holding Corporation, all of which are also holders of our common stock. We issued 469,775 of these shares of Series E preferred stock to Mr. Tanner in exchange for his 500 shares of TRC Class A preferred stock, his execution of a severance agreement, and his cancellation of a note from TRC. We issued 183,150 of these shares to SECA VII, LLC, 45,787.5 shares to RBB Bank, AG, and 45,787.5 shares to Holden Holding Corporation, in exchange for the TRC Class A shares these entities held before the merger.

     Also on January 14, 1999, we issued an aggregate of 4,123,219 shares of common stock to the former holders of the common stock of TRC Acquisition Corporation as consideration for the merger of TRC with and into one of our wholly-owned subsidiaries.

     As part of the financing commitment, we issued warrants to acquire 100,000 shares of common stock to the Series D investors for each $1,000,000 of Series D preferred stock issued. Accordingly, we have issued warrants to acquire an aggregate of 919,800 shares of common stock.

     In July 1998 Harvest issued 200 shares of Series C preferred stock to certain of the outside investors upon receipt of a $2,000,000 investment from those outside investors.

     In December 1997, Harvest issued 150 shares of Series B preferred stock in exchange for an investment of $1,500,000 from one of the outside investors. In May and June of 1998, the holder of these Series B shares converted 28 shares into shares of either Series A preferred stock or common stock, and Harvest sold another 11.2 Series B shares to the holder at approximately the same time. Consequently, at the time of the merger, there were 133.2 shares of Series B preferred stock outstanding.

Item 27. Exhibits.

     We have filed certain of the exhibits required by Item 601 of Regulation S-B with previous registration statements or reports. As specifically noted in the footnotes to the following Index to Exhibits, those exhibits are incorporated into this annual report on Form 10-KSB by reference to the applicable statement or report.

Exhibit No.      Title
-----------      -----

2.01 Agreement and Plan of Merger by and among Harvest Restaurant Group, Inc., a Texas corporation, Hartan, Inc., a Texas corporation, and TRC Acquisition Corporation, a Georgia corporation, dated December 27, 1998. (2)

2.02 Asset Purchase Agreement by and among Hartan, Inc., certain of its subsidiaries, and Restaurant Teams International, Inc., dated February 2, 2000. (6)

2.03 Stock Purchase Agreement by and between Tanner's Restaurant Group, Inc. and DCI Telecommunications dated May 31, 2000. (8)

3.01        Articles of Incorporation, as amended.

3.02        Bylaws. (l)

4.01 Loan Agreement by and among TRC Acquisition Corporation and Sirrom Capital Corporation, dated October 22, 1996. (3)

4.02 Assumption Agreement, Consent and First Amendment to Loan Agreement, dated January 14, 1999, by and among Hartan, Inc., Harvest Restaurant Group, Inc., and Sirrom Capital Corporation. (3)

4.03 Guaranty Agreement, dated January 14, 1999, Harvest Restaurant Group, Inc., and Sirrom Capital Corporation. (3)

4.04 Amended and Restated Secured Promissory Note, dated January 14, 1999, made by Hartan, Inc. for the benefit of Sirrom Capital Corporation. (3)

4.05        Amended and Restated Stock Purchase Warrant, dated January 14, 1999.
            (3)

4.06 Second Amendment, dated November 2, 1999, to 11% Subordinated Debenture Due January 30, 1999, by and between Tanner's Restaurant Group, Inc. and Ralph C. DiIorio. (7)

4.07 Stock Purchase Warrant, dated November 2, 1999, by and between Tanner's Restaurant Group, Inc. and Ralph C. DiIorio. (7)

4.08 Second Amendment, dated November 2, 1999, to $350,000 12.5% Promissory Note Dated April 1, 1998 and Due January 30, 1999, by and between Tanner's Restaurant Group, Inc. and SECA VII, LLC. (7)

4.09 Stock Purchase Warrant, dated November 2, 1999, by and between Tanner's Restaurant Group, Inc. and SECA VII, LLC. (7)

4.10        Form of Debenture. (8)

5.01        Opinion of Whitaker, Chalk, Swindle & Sawyer, L.L.P. (10)

10.01       Incentive Stock Option Plan. (l)

10.02       TRC Acquisition Corporation 1996 Employee Stock Option Plan. (3)

10.03 Employment Agreement, dated January 14, 1999, by and among Harvest Restaurant Group, Inc., Hartan, Inc. and Clyde E. Culp, III. (3)

10.04 Severance Agreement, dated January 14, 1999, by and among Harvest Restaurant Group, Inc., Hartan, Inc. and William J. Gallagher. (3)

10.04(a)    Letter Amendment to Severance Agreement, dated March 16, 1999. (3)

10.05       Form of Subscription Agreement for Series D Convertible Preferred
            Stock. (3)

10.06 Form of Registration Rights Agreement for Series D Convertible Preferred Stock. (3)

10.07       Form of Warrant Agreement for Series D Convertible Preferred Stock.
            (3)

10.08       Letter Amendment, dated January 12, 1999. (3)

10.09       Letter Amendment, dated January 13, 1999. (3)

10.10       Subordinated Debenture, dated January 30, 1998. (4)

10.10(a)    First Amendment to Subordinated Debenture, dated January 30, 1999.
            (4)

10.11       Promissory Note, dated March 31, 1998. (4)

10.11(a)    First Amendment to Promissory Note, dated January 30, 1999. (4)

10.12 Purchase and Sale Agreement, dated May 11, 1999, by and between CB Acquisition, Inc. and, for purposes of Section 5.2 of the Purchase and Sale Agreement, Tanner's Restaurant Group, Inc., and Pacific Ocean Restaurants, Inc., and Crabby Bob's Seafood, Inc. (5)

10.13 Letter Agreement, dated April 6, 1999, by and between Pacific Ocean Restaurants, Inc. and Tanner's Restaurant Group. (5)

10.14 Securities Purchase Agreement by and among Tanner's Restaurant Group, Inc., Sherman L.L.C., and Triton Private Equities Fund, L.P. dated June 7, 2000. (8)

10.15 Security Interest and Pledge Provisions between Tanner's Restaurant Group, Inc. and Fone.com Limited. (8)

10.16 Registration Rights Agreement by and among Tanner's Restaurant Group, Inc., Sherman L.L.C., and Triton Private Equities Fund, L.P. dated June 7, 2000. (8)

10.17 Lease Agreement, dated June 9, 2000, by and between John Broadcannon, LLC, as landlord, and Corzon, Inc. (a/k/a Tanner's Restaurant Group, Inc.), as Tenant. (9)

10.18 Master Service Agreement, dated February 22, 2000, by and between Viatel UK, LTD. and Fone.com, Ltd. (9)

10.19 International Message Telephone Service Agreement, dated January 14, 2000, between Pacific Gateway Exchange (UK) Limited and Fone.com, Ltd. (9)

20.1 Notice of Action Taken by the Written Consent of the Holders of a Majority of the Outstanding Shares of Common Stock, dated June 1, 2000. (9)

21.1        Subsidiaries.

23.1 Consent of Whitaker, Chalk, Swindle & Sawyer, L.L.P., Flowers, Sawyer, Reynolds & Chalk, L.L.P. (included in Exhibit 5.01). (10)

23.2        Consent of Feldman Sherb & Co., P.C. (10)

27.1        Financial Data Schedule as of July 9, 2000. (9)

-----------------

(1) Incorporated by reference to our definitive Registration Statement on Form SB-2, file No. 33-95796 declared effective on July 9, 1996.
(2) Incorporated by reference to our Current Report on Form K, filed on January 21, 1999.
(3) Incorporated by reference to our Annual Report on Form 10-KSB, as filed on March 29, 1999.
(4) Incorporated by reference to our Registration Statement on Form SB-2, as filed on May 7, 1999.
(5) Incorporated by reference to Amendment No. 1 to our Registration Statement on Form SB-2, as filed on July 26, 1999.
(6) Incorporated by reference to our Current Report on Form K, as filed on February 25, 2000.
(7) Incorporated by reference to our Quarterly Report on For 10-QSB, as filed on November 17, 1999.
(8) Incorporated by reference to our Current Report on Form K, as filed June 19, 2000.
(9) Incorporated by reference to our Quarterly Report on For 10-QSB, as filed on August 28, 2000.
(10) To be filed by amendment.


Item 28. Undertakings.

     We hereby undertake as follows:

     (1) To file, during any period in which we offer or sell securities, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (iii) to include any additional or changed material information on the plan of distribution.

     (2) For determining liability under the Securities Act, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time shall be the initial bona fide offering.

     (3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     We hereby undertake as follows:

     (1) For determining any liability under the Securities Act, to treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1), or (4), or 497(h) under the Securities Act as part of this Registration Statement as of the time the Commission declared it effective.

     (2) For determining any liability under the Securities Act, to treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

                                   SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the city of Bridgeport, state of Connecticut, on October 11, 2000.

                                           CORZON, INC.


                                               By: /s/ Lawrence Shatsoff
                                               ----------------------
                                               Lawrence Shatsoff
                                               Chief Executive Officer
                                               and President

     In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

      Signature                      Title                           Date
      ---------                      -----                           ----

/s/ Lawrence Shatsoff       Chief Executive Officer            October 11, 2000
---------------------       President and Director
Lawrence Shatsoff


/s/ Clifford Postelnik      Vice President of Operations,      October 11, 2000
----------------------      Secretary and Director
Clifford Postelnik


/s/ Jose A. Auffant         Chairman of the Board and          October 11, 2000
-------------------         Director
Jose A. Auffant

                                POWER OF ATTORNEY


     KNOW ALL PERSONS BY THESE PRESENTS that each of the undersigned officers and directors of Corzon, Inc., a Texas corporation, for himself and not for one another, does hereby constitute and appoint Lawrence Shatsoff, his true and lawful attorney-in-fact and agent with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign his name to any and all amendments, including post-effective amendments, to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to
Section 462(b) of the Securities Act of 1933, and all post-effective amendments thereto, and to cause the same (together with all Exhibits thereto and all documents in connection therewith) to be filed with the SEC, granting unto said attorneys and each of them full power and authority to do and perform each and every act and thing necessary and proper to be done in and about the premises, as fully to all intents and purposes as the undersigned could do if personally present, and each of the undersigned for himself hereby ratifies and confirms all that said attorney-in-fact and his agent, or his substitute or substitutes, shall lawfully do or cause to be done by virtue hereof.


      Signature                      Title                           Date
      ---------                      -----                           ----

/s/ Lawrence Shatsoff       Chief Executive Officer            October 11, 2000
---------------------       President and Director
Lawrence Shatsoff


/s/ Clifford Postelnik      Vice President of Operations,      October 11, 2000
----------------------      Secretary and Director
Clifford Postelnik


/s/ Jose A. Auffant         Chairman of the Board and          October 11, 2000
-------------------         Director
Jose A. Auffant

EXHIBIT INDEX
-------------

     We have filed certain of the exhibits required by Item 601 of Regulation S-B with previous registration statements or reports. As specifically noted in the footnotes to the following Index to Exhibits, those exhibits are incorporated into this annual report on Form 10-KSB by reference to the applicable statement or report.

Exhibit No.      Title
-----------      -----

2.01 Agreement and Plan of Merger by and among Harvest Restaurant Group, Inc., a Texas corporation, Hartan, Inc., a Texas corporation, and TRC Acquisition Corporation, a Georgia corporation, dated December 27, 1998. (2)

2.02 Asset Purchase Agreement by and among Hartan, Inc., certain of its subsidiaries, and Restaurant Teams International, Inc., dated February 2, 2000. (6)

2.03 Stock Purchase Agreement by and between Tanner's Restaurant Group, Inc. and DCI Telecommunications dated May 31, 2000. (8)

3.01        Articles of Incorporation, as amended.

3.02        Bylaws. (l)

4.01 Loan Agreement by and among TRC Acquisition Corporation and Sirrom Capital Corporation, dated October 22, 1996. (3)

4.02 Assumption Agreement, Consent and First Amendment to Loan Agreement, dated January 14, 1999, by and among Hartan, Inc., Harvest Restaurant Group, Inc., and Sirrom Capital Corporation. (3)

4.03 Guaranty Agreement, dated January 14, 1999, Harvest Restaurant Group, Inc., and Sirrom Capital Corporation. (3)

4.04 Amended and Restated Secured Promissory Note, dated January 14, 1999, made by Hartan, Inc. for the benefit of Sirrom Capital Corporation. (3)

4.05        Amended and Restated Stock Purchase Warrant, dated January 14, 1999.
            (3)

4.06 Second Amendment, dated November 2, 1999, to 11% Subordinated Debenture Due January 30, 1999, by and between Tanner's Restaurant Group, Inc. and Ralph C. DiIorio. (7)

4.07 Stock Purchase Warrant, dated November 2, 1999, by and between Tanner's Restaurant Group, Inc. and Ralph C. DiIorio. (7)

4.08 Second Amendment, dated November 2, 1999, to $350,000 12.5% Promissory Note Dated April 1, 1998 and Due January 30, 1999, by and between Tanner's Restaurant Group, Inc. and SECA VII, LLC. (7)

4.09 Stock Purchase Warrant, dated November 2, 1999, by and between Tanner's Restaurant Group, Inc. and SECA VII, LLC. (7)

4.10        Form of Debenture. (8)

5.01        Opinion of Whitaker, Chalk, Swindle & Sawyer, L.L.P. (10)


                                        I

10.01       Incentive Stock Option Plan. (l)

10.02       TRC Acquisition Corporation 1996 Employee Stock Option Plan. (3)

10.03 Employment Agreement, dated January 14, 1999, by and among Harvest Restaurant Group, Inc., Hartan, Inc. and Clyde E. Culp, III. (3)

10.04 Severance Agreement, dated January 14, 1999, by and among Harvest Restaurant Group, Inc., Hartan, Inc. and William J. Gallagher. (3)

10.04(a)    Letter Amendment to Severance Agreement, dated March 16, 1999. (3)

10.05       Form of Subscription Agreement for Series D Convertible Preferred
            Stock. (3)

10.06 Form of Registration Rights Agreement for Series D Convertible Preferred Stock. (3)

10.07       Form of Warrant Agreement for Series D Convertible Preferred Stock.
            (3)

10.08       Letter Amendment, dated January 12, 1999. (3)

10.09       Letter Amendment, dated January 13, 1999. (3)

10.10       Subordinated Debenture, dated January 30, 1998. (4)

10.10(a)    First Amendment to Subordinated Debenture, dated January 30, 1999.
            (4)

10.11       Promissory Note, dated March 31, 1998. (4)

10.11(a)    First Amendment to Promissory Note, dated January 30, 1999. (4)

10.12 Purchase and Sale Agreement, dated May 11, 1999, by and between CB Acquisition, Inc. and, for purposes of Section 5.2 of the Purchase and Sale Agreement, Tanner's Restaurant Group, Inc., and Pacific Ocean Restaurants, Inc., and Crabby Bob's Seafood, Inc. (5)

10.13 Letter Agreement, dated April 6, 1999, by and between Pacific Ocean Restaurants, Inc. and Tanner's Restaurant Group. (5)

10.14 Securities Purchase Agreement by and among Tanner's Restaurant Group, Inc., Sherman L.L.C., and Triton Private Equities Fund, L.P. dated June 7, 2000. (8)

10.15 Security Interest and Pledge Provisions between Tanner's Restaurant Group, Inc. and Fone.com Limited. (8)

10.16 Registration Rights Agreement by and among Tanner's Restaurant Group, Inc., Sherman L.L.C., and Triton Private Equities Fund, L.P. dated June 7, 2000. (8)

10.17 Lease Agreement, dated June 9, 2000, by and between John Broadcannon, LLC, as landlord, and Corzon, Inc. (a/k/a Tanner's Restaurant Group, Inc.), as Tenant. (9)

10.18 Master Service Agreement, dated February 22, 2000, by and between Viatel UK, LTD. and Fone.com, Ltd. (9)

10.19 International Message Telephone Service Agreement, dated January 14, 2000, between Pacific Gateway Exchange (UK) Limited and Fone.com, Ltd. (9)

                                       II

20.1 Notice of Action Taken by the Written Consent of the Holders of a Majority of the Outstanding Shares of Common Stock, dated June 1, 2000. (9)

21.1        Subsidiaries.

23.1 Consent of Whitaker, Chalk, Swindle & Sawyer, L.L.P., Flowers, Sawyer, Reynolds & Chalk, L.L.P. (included in Exhibit 5.01). (10)

23.2        Consent of Feldman Sherb & Co., P.C. (10)

27.1        Financial Data Schedule as of July 9, 2000. (9)

-----------------

(1) Incorporated by reference to our definitive Registration Statement on Form SB-2, file No. 33-95796 declared effective on July 9, 1996.
(2) Incorporated by reference to our Current Report on Form K, filed on January 21, 1999.
(3) Incorporated by reference to our Annual Report on Form 10-KSB, as filed on March 29, 1999.
(4) Incorporated by reference to our Registration Statement on Form SB-2, as filed on May 7, 1999.
(5) Incorporated by reference to Amendment No. 1 to our Registration Statement on Form SB-2, as filed on July 26, 1999.
(6) Incorporated by reference to our Current Report on Form K, as filed on February 25, 2000.
(7) Incorporated by reference to our Quarterly Report on For 10-QSB, as filed on November 17, 1999.
(8) Incorporated by reference to our Current Report on Form K, as filed June 19, 2000.
(9) Incorporated by reference to our Quarterly Report on For 10-QSB, as filed on August 28, 2000.
(10) To be filed by amendment.






                                      III